Charting the future

Citizens Bankcorp Annual Report 2006

Since 1957

CITIZENS BANCORP

1 Charting the future

At the end of each year, as we evaluate our progress and establish new goals, we are always thoughtful of the path we have taken which has led to our success. Although we have come a long way in our journey, and taken many turns, we have learned that the fundamentals of good banking do not change. Banking is a relationship business. Relationships built by people, with people, on a foundation of trust, respect, and a caring attitude. Our goal is to continue our journey, following the same path, remembering the same fundamentals.

Fundamental Banking 2

Small acts of kindness create lifetimes of customer loyalty here at Citizens Bank.* One of our Philomath customers fondly remembers the day he opened his first savings account in 1958. He felt proud as he handed the teller his initial deposit. We recently heard from that same customer forty-nine years after that first deposit. He recalled the day that the bank showed special concern and caring for his elderly widowed mother, by calling her to check on her welfare after she conducted some unusual transactions at the bank. "That kind of interest in your customers has continued through the years. I wish to say 'thank you' for being a bank that is truly part of this community," he said.

At Citizens Bank, we still operate under the principle that our customers come first. After so many years, our employees still maintain an outlook that focuses on caring for customers as individuals. We build lasting customer relationships because we understand the fundamentals of good banking, including the principles of trust, respect and a caring attitude. Our customers have grown to expect us to demonstrate those fundamentals, while delivering on the values of security, fair dealing and outstanding service.

We believe that we have many points of distinction when compared to our competition. Our focus on relationship building, our understanding of the fundamentals of good banking, our caring and helpful people, and our healthy, safe and sound organization, are all points we would happily compare with other banking providers.

Relationship Building 3

Good banking thrives on great relationships. Our customers know they can count on us because we have gained their trust and respect during each transaction that they have experienced with us.

Georgia Cunningham, Operations Officer of the Main branch in Corvallis, remembers the day a customer came in to redeem a savings bond made payable to his wife. The money was needed to pay the nursing home where his wife was recuperating from surgery, but the bond could not be redeemed unless an employee witnessed his wife's signature. Since it was almost Georgia's lunch hour she volunteered to go to the nursing home and witness his wife's signature. Later, the man brought the bond in to be redeemed.

Like Georgia, our employees constantly look for ways to provide extraordinary service. At Citizens Bank we cultivate an atmosphere of fairness and concern for others, and every employee is dedicated to this mission. Since we hold these basic values so high, they permeate our personal and banking relationships. We serve each customer need-by-need, customizing products based upon our consultative servicing. When our customers sit down with a loan officer, they appreciate our close attention and the level of understanding we bring to the details of their situation.

Citizens Bank is committed to making our customers banking experience positive. For this reason we recently launched a new imaging system, making checks viewable on-line or as a one-page accompaniment to a monthly statement. The new imaging system makes it easy for our customers to view their checks in the format of their choice. We make sure our technology is tailored to fit customer needs and make the banking experience even more enjoyable.

We move forward with technology when it benefits our customers, yet remain dedicated to the relational banking they appreciate so much. Our goal is to provide options that work for our customers, while protecting the caring and professional environment they have come to expect and appreciate.

To Our Shareholders

"... we feel that it is equally important to maintain our commitment to safety and soundness."

– William Humphreys
President and CEO



We feel very good about the progress we made during the year 2006 in our journey down the road of continuous improvement in Shareholder value.

We were quite productive financially, earning $5.459 million net, after the payment of more than $2.941 million in taxes, a new profitability record for us. This level of profitability represents a Return on Average Assets of 1.60%, and a Return on Average Equity of 11.8%. This financial performance defines us as a high performance banking company when compared to our peers nationally. We increased the size of the Bank's total asset base to $359 million, a 6% increase over the total for 12/31/05. And, we ended the year with total Shareholder Equity in the amount of $46.5 million, a 10% increase over the prior year end, after the payment of a record cash dividend in the amount of $.52 per share.

While we acknowledge the importance of a high level of financial productivity, and a sustained increase in total assets, we feel that it is equally important to maintain our commitment to safety and soundness. The Bank's loan and investment portfolios continue to be very sound, and our compliance with regulations is extraordinarily strong. Additionally, during the year, we spent a good deal of time in the planning process and in "strategic thinking". This process helped us re-commit to the primary goals of strong financial performance, controlled growth, and a focus on our employee assets. We are certain that a continued high level of financial performance will result from a clear strategic vision, good risk management practices, and a healthy culture.

We made significant advances in technology and in our operating systems. These gains are not as discernible to our customers and the public as other financial measurements displayed in the Balance Sheet or Income Statement, but they are similarly important with regards to positioning the Bank for continued high performance. Early in the year we introduced check imaging to our customers. This system, which replaces paper checks with computer generated images, has been well received by our customers and our transition to this technology was done in an almost seamless manner.

Late in the year the Board of Directors approved the opening of a new branch office in West Eugene. Although we are still months away from opening this office, we have developed a business plan, identified the staff, and started working to develop business in that area.

During 2006 we held Board of Directors meetings in each of the communities where we have a branch office. This was a good opportunity to hear from branch management, community leaders, and customers about the challenges we face, and the opportunities they create in each area of the Bank. We extend a special thank you to all of our branch leaders, community leaders and customers, who made these visits very special for us.

Respectfully yours,

William Humphreys
President and CEO

Jock Gibson
Chairman of the Board

"... we spent a good deal of time in the planning process and in 'strategic thinking'."

– Jock Gibson
Chairman of the Board



Citizens Bancorp

Financial Highlights 2006

Total Assets
Dollars in Thousands



$350,000
$300,000
$250,000
$200,000
$150,000
'02 '03 '04 '05 '06

Total Deposits
Dollars in Thousands



$270,000
$260,000
$250,000
$240,000
$230,000
'02 '03 '04 '05 '06

Total Loans
Dollars in Thousands



$250,000
$225,000
$200,000
$175,000
$150,000
'02 '03 '04 '05 '06

Shareholder Equity
Dollars in Thousands



$45,000
$40,000
$35,000
$30,000
$25,000
'02 '03 '04 '05 '06

Net Income
Dollars in Thousands



$5,500
$5,000
$4,500
$4,000
$3,500
'02 '03 '04 '05 '06

Dollars in Thousands

December 31,	2006	2005	2004	2003	2002
Total Assets	$359,029	$338,900	$334,588	$326,269	$312,639
Total Deposits	$270,610	$254,083	$235,482	$235,759	$227,363
Total Loans (net)	$250,152	$230,547	$210,951	$185,053	$178,333
Shareholders' Equity	$46,542	$42,296	$38,401	$35,617	$32,330
For The Year:					
Net Income	$5,459	$5,327	$4,352	$5,012	$4,858
Income Per Share	1.15	1.12	.94	1.10	1.07

FORM 10-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

[ ] TRANSITIONAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission File No. 000-23277

CITIZENS BANCORP/OR
(Name of registrant in its charter)

Oregon
(State of incorporation)

91-1841688
(I.R.S. Employer Identification No.)

275 Southwest Third Street
P. O. Box 30
Corvallis, Oregon 97339
(Address of principal executive offices)

Registrant's telephone number: (541) 752-5161

Securities registered under Section 12(b) of the Exchange Act: none

Securities registered under Section 12(g) of the Exchange Act: common stock, no par value

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X].

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, as defined in Rule 12b-2 of the Act.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

There is no active trading market for the Registrant's common stock. The Registrant's common stock is not listed on any exchange or quoted on Nasdaq. The aggregate market value of the voting common equity held by non-affiliates as of June 30, 2006 (the last business day of the most recently completed second quarter) was $67,257,540, based on the last sale of $16.90 per share on June 30, 2006.

As of February 22, 2007 there were 4,810,490 shares of registrant's common stock issued and outstanding, of which 4,025,800 were held by non-affiliates.

DOCUMENTS INCORPORATED BY REFERENCE. Part III of this Form 10-K incorporates by reference portions of the definitive 2007 Annual Meeting Proxy Statement sent to the Company's shareholders in connection with its April 17, 2007 Annual Meeting of Shareholders.

INDEX

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

In addition to historical information, this report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This statement is included for the purpose of availing the Company the protection of the safe harbor provisions of this Act. The forward looking statements contained in this report are subject to factors, risks and uncertainties that may cause actual results to differ materially from those projected. Factors that might result in such material difference include, but are not limited to economic conditions, the regulatory environment, rapidly changing technology, new legislation, competitive factors, the interest rate environment and the overall condition of the banking industry. Forward looking statements can be identified by such words as "estimate", "believe", "expect", "intend", "anticipate", "should", "may", "will", or other similar words or phrases. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurances that such expectations will prove to have been correct. Readers are therefore cautioned not to place undue reliance on such forward looking statements, which reflect management's analysis only as of the date of the statement. The Company does not intend to update these forward looking statements other than in its periodic filings under applicable security laws.

PART I

ITEM 1. BUSINESS

General

Citizens Bancorp (the "Company" or "Bancorp"), an Oregon corporation and financial bank holding company, was formed in 1996 for the purpose of becoming the holding company of Citizens Bank (the "Bank"). The Company is headquartered in Corvallis, Oregon. Its principal business activities are conducted through its full-service, commercial bank subsidiary, Citizens Bank. The Company has no current plan to engage in any of the financial activities permissible for a financial holding company under Gramm-Leach-Bliley Financial Services Modernization Act.

The Company operates through a two-tiered corporate structure. At the holding company level the affairs of the Company are overseen by a Board of Directors elected by the shareholders of the Company at the annual meeting of shareholders. The business of the Bank is overseen by a Board of Directors elected by the Company, the sole owner of the Bank. As of the date of this Form 10-K the respective members of the Board of Directors of the Company and the Board of Directors of the Bank were identical.

The Company is authorized to issue up to 10,000,000 shares of common stock, no par value. The Company operates a Dividend Reinvestment Plan, under which 466,598 shares have been issued as of December 31, 2006. As of December 31, 2006 there were a total of 4,733,644 shares of Company common stock issued and outstanding. Citizens Bank is the registered transfer agent for the Company's common stock.

Citizens Bank was chartered October 1, 1957 by the State of Oregon as a commercial bank. Beginning with a single office in Corvallis, Citizens Bank has since expanded to an additional nine locations in the five counties of Benton, Linn, Lane, Yamhill, and Polk. Branches are located in the communities of Corvallis, Philomath, Albany, Junction City, McMinnville, Harrisburg, Dallas, and Springfield.

The Company's culture focuses on the tenets of collaborative leadership, branch autonomy, assertive business development, a positive working environment, a commitment to the community, outstanding customer service, and relationship banking. Management believes that a healthy corporate culture together with a progressive management style will result in constantly improved shareholder value.

The Company's primary goal is to improve shareholder value through increased earnings while maintaining a high level of safety and soundness. The Company is committed to independence and long-term performance strategies. As a result of its corporate culture, the Company continues to show good performance as evidenced by the five-year history of growth in the following selected areas:

(Thousands)	2006	2005	2004	2003	2002
Net Income	$5,459	$5,327	$4,352	$5,012	$4,858
Return on Average Equity	11.78%	12.90%	11.23%	14.06%	15.32%
Return on Average Assets	1.60%	1.58%	1.32%	1.59%	1.64%
Average Equity to Average Assets	13.61%	12.26%	11.58%	11.32%	10.73%
Dividend Payout Ratio	45.22%	44.64%	48.94%	41.82%	38.32%
Total Loans (net)	$250,152	$230,547	$210,951	$185,053	$178,333
Total Deposits	$270,610	$254,083	$235,482	$235,759	$227,363
Total Assets	$359,029	$338,900	$334,588	$326,269	$312,639
Total Equity	$46,524	$42,296	$38,401	$35,617	$32,330

The long-term benefit to the Company of its cultural and management style is controlled growth and development of the Bank over time. Management believes the Bank's risk levels have been reduced because of the Bank's expertise in loan, investment, operational, human resource, and technology management.

The Company's primary market focus is to provide commercial bank services to businesses, professionals, and individuals. The Company emphasizes the development of meaningful customer relationships and a high level of service. Its employees are well-trained banking professionals who are committed to these objectives.

The Bank offers deposit accounts, safe-deposit boxes, consumer loans, commercial loans, agricultural loans, and commercial and residential real estate loans. Commercial loans include operating lines of credit, equipment and real estate financing, capital needs, and other traditional financing products.

The Bank has a growing emphasis in financing farm operations, equipment, and property. The Bank has also emphasized loans to professionals with its professional line of credit products.

The Bank's loan portfolio has some concentrations in real estate secured loans, primarily commercial properties.

Deposit products include regular and "package" checking accounts, savings accounts, certificates of deposit, money market accounts, and IRA accounts. The Bank offers health savings accounts to customers with high deductible medical plans. The Bank has found this deposit product to be beneficial to the Bank and to the customer. In addition, the Bank actively markets its repurchase agreement product to corporate customers. The Bank offers a check card, check guarantee card, ATM card as well as a MasterCard and VISA card as part of its retail banking services. The Bank operates a small residential mortgage loan origination department that originates loans and sells them into the secondary market. The Bank offers extended banking hours in selected locations as well as Saturday banking. ATM machines are also available at 10 locations offering 24-hour transaction services, including cash withdrawals, deposits, account transfers, and balance inquiries. The Bank also offers its customers a 24-hour automated telephone service that offers account transfers and balance inquiries.

The Bank offers an on-line banking product. The on-line banking product offers services to both individuals and business account customers. Business customers have a comprehensive cash management option. All online users have the availability of the "bill payment" feature. The Bank expects to continually enhance its on-line banking product while maintaining its quality "people to people" customer service. The Bank's on-line banking can be reached at www.CitizensEBank.com.

Employees

At December 31, 2006 the Bank had 127 full-time equivalent employees. The Bank values its employees. They are actively engaged individually and as a team in contributing to the Bank's realization of its culture and mission. None of the employees of the Bank are subject to a collective bargaining agreement. A number of benefit programs are available to eligible employees including group medical insurance plans, paid time off, group life insurance, and a 401(K) plan.

Competition

At December 31, 2006, the Bank was among the top 10 largest commercial banks headquartered in the State of Oregon as measured by the State of Oregon's Division of Finance and Corporate Securities. The Bank competes for business with other commercial banks as well as savings and loan associations, credit unions, mortgage companies, insurance companies, investment banks, securities brokerages and other non-bank financial service providers. Banking in the State of Oregon is substantially dominated by several very large banking institutions whose headquarters are not in Oregon. They include Wells Fargo Bank, US Bank, Key Bank, Washington Mutual Bank, and Bank of America. Together these large organizations hold a majority of the deposit and loan balances held by banks in the State of Oregon. The Bank attempts to offset some of the advantages of these larger competitors through superior relationship building with the customer, better service, quicker response to the customer's needs, and local decision-making. We rely on the fact that many businesses and individuals within small Oregon communities want to see their money stay within the local economy, rather than see it used to fund loans in distant places.

2006 Activities

On January 13, 2006 the Bank completed the purchase of land, building, and equipment in Springfield, Oregon for approximately $1.3 million. The building is currently occupied by another financial institution which is leasing the building from the Bank for two years. At the end of the lease the current occupant will vacate the building. The Bank plans to move its Springfield branch from its current location, which it leases, to the new location in Springfield. The exact timing of the move has not been determined.

On July 1, 2006 the Bank implemented its check image product and outsourced its proof and capture system to Fiserve in Portland, Oregon. The Bank anticipates the expense related to the cost of these systems will be offset by the savings in personnel, equipment, postage and the shortening of clearing times for deposits. The Bank still offers its customers choices in how they wish to receive their bank statements; full truncation of checks, printed check images, or the return of their original checks. Customers can view check images through online banking or request a copy of an imaged check at any branch location.

The Company conducted a strategic planning initiative in September 2006. The initiative began with a survey of all lending officers, operations officers, branch managers, and executive officers to obtain their insights and suggestions for the future strategic goals of the Company. The board of directors discussed their future vision for the Company and reviewed the survey from the management team. The board of directors then set three vital goals for the Company: 1) grow the Bank's assets, 2) continue to generate a return to the shareholders at or above peer performance, 3) increase its commitment to the human resources of the Company. These goals are being communicated to the Company's employees by the CEO. Action plans to implement strategies to attain these goals are being developed throughout the Company.

On October 17, 2006 the board of directors of the Bank approved management's proposal of a new branch to be located in west Eugene, Oregon. The exact location of the branch is yet to be determined. The Bank is working with a realtor to locate property along highway 99W. A manager for the branch has been identified and will begin to call on prospective customers in 2007. Management anticipates opening the branch in the third or fourth quarter of 2007.

On December 19, 2006, the Company declared a cash dividend of $.52 per share to shareholders of record on December 29, 2006, payable January 10, 2007. The higher dividend of $.52 per share as compared to $.50 in 2005 and $.46 in 2004, reflects the Company's strong performance for the period ending December 31, 2006.

SUPERVISION AND REGULATION

General

The following discussion describes elements of the extensive regulatory framework applicable to the Company and the Bank. This regulatory framework is primarily designed for the protection of depositors, federal deposit insurance funds, and the banking system as a whole, rather than specifically for the protection of shareholders. Due to the breadth of this regulatory framework, our costs of compliance continue to increase in order to monitor and satisfy these requirements.

To the extent that this section describes statutory and regulatory provisions, it is qualified in its entirety by reference to those provisions. These statutes and regulations, as well as related policies, are subject to change by Congress, state legislatures and federal and state regulators. Changes in statutes, regulations or regulatory policies applicable to us, including interpretation or implementation thereof, could have a material effect on our business or operations.

Federal Bank Holding Company Regulation

General. As a financial bank holding company, the Company is subject to the Bank Holding Company Act of 1956, as amended ("BHCA"), which places the Company under the supervision of the Federal Reserve. In general, the BHCA limits the business of bank holding companies to owning or controlling banks and engaging in other activities closely related to banking. The Company must file reports with and provide the Federal Reserve such additional information as it may require.

Holding Company Bank Ownership. The BHCA requires every bank holding company to obtain the prior approval of the Federal Reserve before (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares; (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

Holding Company Control of Nonbanks. With some exceptions, the BHCA also prohibits a bank holding company from acquiring or retaining direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities that, by statute or by Federal Reserve regulation or order, have been identified as activities closely related to the business of banking or of managing or controlling banks.

Transactions with Affiliates. Subsidiary banks of a bank holding company are subject to restrictions imposed by the Federal Reserve Act on extensions of credit to the holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for payment of dividends, interest and operational expenses.

Tying Arrangements. We are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions, neither the Company nor its subsidiaries may condition an extension of credit to a customer on either (i) a requirement that the customer obtain additional services provided by us; or (ii) an agreement by the customer to refrain from obtaining other services from a competitor.

Support of Subsidiary Banks. Under Federal Reserve policy, the Company is expected to act as a source of financial and managerial strength to the Bank. This means that the Company is required to commit, as necessary, resources to support the Bank. Any capital loans a bank holding company makes to its subsidiary banks are subordinate to deposits and to certain other indebtedness of those subsidiary banks.

State Law Restrictions. As an Oregon corporation, the Company is subject to certain limitations and restrictions under applicable Oregon corporate law. For example, state law restrictions in Oregon include limitations and restrictions relating to indemnification of directors, distributions to shareholders, transactions involving directors, officers or interested shareholders, maintenance of books, records and minutes, and observance of certain corporate formalities.

Federal and State Regulation of Citizens Bank

General. The Bank is an Oregon commercial bank with deposits insured by the FDIC. As a result, the Bank is subject to supervision and regulation by the Oregon Department of Consumer and Business Services and the FDIC. These agencies have the authority to prohibit banks from engaging in what they believe constitute unsafe or unsound banking practices.

Community Reinvestment. The Community Reinvestment Act of 1977 requires that, in connection with examinations of financial institutions within their jurisdiction, the Federal Reserve or the FDIC evaluate the record of the financial institution in meeting the credit needs of its local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of the institution. A bank's community reinvestment record is also considered by the applicable banking agencies in evaluating mergers, acquisitions and applications to open a branch or facility.

Insider Credit Transactions. Banks are also subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to executive officers, directors, principal shareholders or any related interests of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, and follow credit underwriting procedures that are at least as stringent, as those prevailing at the time for comparable transactions with persons not covered above and who are not employees; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Banks are also subject to certain lending limits and restrictions on overdrafts to insiders. A violation of these restrictions may result in the assessment of substantial civil monetary penalties, the imposition of a cease and desist order, and other regulatory sanctions.

Regulation of Management. Federal law (i) sets forth circumstances under which officers or directors of a bank may be removed by the institution's federal supervisory agency; (ii) places restraints on lending by a bank to its executive officers, directors, principal shareholders, and their related interests; and (iii) prohibits management personnel of a bank from serving as a director or in other management positions of another financial institution whose assets exceed a specified amount or which has an office within a specified geographic area.

Safety and Soundness Standards. Federal law imposes certain non-capital safety and soundness standards upon banks. These standards cover internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation, fees and benefits, such other operational and managerial standards as the agency determines to be appropriate, and standards for asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.

Interstate Banking And Branching

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Act") relaxed prior interstate branching restrictions under federal law by permitting nationwide interstate banking and branching under certain circumstances. Generally, bank holding companies may purchase banks in any state, and states may not prohibit these purchases. Additionally, banks are permitted to merge with banks in other states, as long as the home state of neither merging bank has opted out under the legislation. The Interstate Act requires regulators to consult with community organizations before permitting an interstate institution to close a branch in a low-income area. Federal banking agency regulations prohibit banks from using their interstate branches primarily for deposit production and federal banking agencies have implemented a loan-to-deposit ratio screen to ensure compliance with this prohibition.

Oregon has enacted "opting in" legislation in accordance with the Interstate Act provisions allowing banks to engage in interstate merger transactions, subject to certain "aging" requirements. Oregon restricts an out-of-state bank from opening de novo branches. However, once an out-of-state bank has acquired a bank within Oregon, either through conversion, merger, or assumption of all or substantially all of the bank's Oregon deposit liabilities, the out-of-state bank may open additional branches within Oregon.

Deposit Insurance

In February 2006, the President signed federal deposit insurance reform legislation. The legislation (i) required the FDIC to merge the Bank Insurance Fund and the Savings Association Insurance Fund into a newly created Deposit Insurance Fund, which was completed in 2006; (ii) increases the amount of deposit insurance coverage for retirement accounts; (iii) allows for deposit insurance coverage on individual accounts to be indexed for inflation starting in 2010; (iv) provides the FDIC more flexibility in setting and imposing deposit insurance assessments; and (v) provides eligible institutions credits on future assessments.

The Bank's deposits are currently insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund. The Bank is required to pay deposit insurance premiums, which are assessed and paid regularly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern.

Dividends

The principal source of the Company's cash is from dividends received from the Bank, which are subject to government regulation and limitations. Regulatory authorities may prohibit banks and bank holding companies from paying dividends in a manner that would constitute an unsafe or unsound banking practice or would reduce the amount of its capital below that necessary to meet minimum applicable regulatory capital requirements. Oregon law also limits a bank's ability to pay dividends that are greater than the bank's retained earnings without approval of the Oregon Department.

Capital Adequacy

Regulatory Capital Guidelines. Federal bank regulatory agencies use capital adequacy guidelines in the examination and regulation of bank holding companies and banks. The guidelines are "risk-based," meaning that they are designed to make capital requirements more sensitive to differences in risk profiles among banks and bank holding companies.

Tier I and Tier II Capital. Under the guidelines, an institution's capital is divided into two broad categories, Tier I capital and Tier II capital. Tier I capital generally consists of common stockholders' equity, surplus and undivided profits. Tier II capital generally consists of the allowance for loan losses, hybrid capital instruments, and subordinated debt. The sum of Tier I capital and Tier II capital represents an institution's total capital. The guidelines require that at least 50% of an institution's total capital consist of Tier I capital.

Risk-based Capital Ratios. The adequacy of an institution's capital is gauged primarily with reference to the institution's risk-weighted assets. The guidelines assign risk weightings to an institution's assets in an effort to quantify the relative risk of each asset and to determine the minimum capital required to support that risk. An institution's risk-weighted assets are then compared with its Tier I capital and total capital to arrive at a Tier I risk-based ratio and a total risk-based ratio, respectively. The guidelines provide that an institution must have a minimum Tier I risk-based ratio of 4% and a minimum total risk-based ratio of 8%.

Leverage Ratio. The guidelines also employ a leverage ratio, which is Tier I capital as a percentage of average total assets, less intangibles. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. The minimum leverage ratio is 3%; however, for all but the most highly rated bank holding companies and for bank holding companies seeking to expand, regulators expect an additional cushion of at least 1% to 2%.

Prompt Corrective Action. Under the guidelines, an institution is assigned to one of five capital categories depending on its total risk-based capital ratio, Tier I risk-based capital ratio, and leverage ratio, together with certain subjective factors. The categories range from "well capitalized" to "critically undercapitalized." Institutions that are "undercapitalized" or lower are subject to certain mandatory supervisory corrective actions.

In 2006, the federal banking agencies, including the FDIC and the Federal Reserve, provided notice of proposed rulemaking that would change the existing risk-based capital framework by enhancing its risk sensitivity. Whether such revisions are implemented or what effect they might have on us cannot be predicted at this time, but we do not expect our operations to be significantly impacted.

Regulatory Oversight and Examination

The Federal Reserve conducts periodic inspections of bank holding companies, which are performed both onsite and offsite. The supervisory objectives of the inspection program are to ascertain whether the financial strength of the bank holding company is being maintained on an ongoing basis and to determine the effects or consequences of transactions between a holding company or its non-banking subsidiaries and its subsidiary banks. For holding companies under $10 billion in assets, the inspection type and frequency varies depending on asset size, complexity of the organization, and the holding company's rating at its last inspection.

Banks are subject to periodic examinations by their primary regulators. Bank examinations have evolved from reliance on transaction testing in assessing a bank's condition to a risk-focused approach. These examinations are extensive and cover the entire breadth of operations of the bank. Generally, safety and soundness examinations occur on an 18-month cycle for banks under $500 million in total assets that are well capitalized and without regulatory issues, and 12-months otherwise. Examinations alternate between the federal and state bank regulatory agency or may occur on a combined schedule. The frequency of consumer compliance and CRA examinations is linked to the size of the institution and its compliance and CRA ratings at its most recent examinations. However, the examination authority of the Federal Reserve and the FDIC allows them to examine supervised banks as frequently as deemed necessary based on the condition of the bank or as a result of certain triggering events.

Corporate Governance and Accounting Legislation

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act of 2002 (the "Act") addresses, among other things, corporate governance, auditing and accounting, enhanced and timely disclosure of corporate information, and penalties for non-compliance. Generally, the Act (i) requires chief executive officers and chief financial officers to certify to the accuracy of periodic reports filed with the Securities and Exchange Commission (the "SEC"); (ii) imposes specific and enhanced corporate disclosure requirements; (iii) accelerates the time frame for reporting of insider transactions and periodic disclosures by public companies; (iv) requires companies to adopt and disclose information about corporate governance practices, including whether or not they have adopted a code of ethics for senior financial officers and whether the audit committee includes at least one "audit committee financial expert;" and (v) requires the SEC, based on certain enumerated factors, to regularly and systematically review corporate filings.

To deter wrongdoing, the Act (i) subjects bonuses issued to top executives to disgorgement if a restatement of a company's financial statements was due to corporate misconduct; (ii) prohibits an officer or director misleading or coercing an auditor; (iii) prohibits insider trades during pension fund "blackout periods"; (iv) imposes new criminal penalties for fraud and other wrongful acts; and (v) extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

As a publicly reporting company, we are subject to the requirements of the Act and related rules and regulations issued by the SEC. After enactment, we updated our policies and procedures to comply with the Act's requirements and have found that such compliance, including compliance with Section 404 of the Act relating to management control over financial reporting, has resulted in significant additional expense for the Company. We anticipate that we will continue to incur such additional expense in our ongoing compliance.

Anti-terrorism Legislation

USA Patriot Act of 2001. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, intended to combat terrorism, was renewed with certain amendments in 2006 (the "Patriot Act"). In 2006, certain provisions of the Patriot Act were made permanent and other sections were made subject to extended "sunset" provisions. The Patriot Act, in relevant part, (i) prohibits banks from providing correspondent accounts directly to foreign shell banks; (ii) imposes due diligence requirements on banks opening or holding accounts for foreign financial institutions or wealthy foreign individuals; (iii) requires financial institutions to establish an anti-money-laundering compliance program; and (iv) eliminates civil liability for persons who file suspicious activity reports. The Act also includes provisions providing the government with power to investigate terrorism, including expanded government access to bank account records. While the Patriot Act has had minimal affect on our record keeping and reporting expenses, we do not believe that the renewal and amendment will have a material adverse effect on our business or operations.

Financial Services Modernization

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 brought about significant changes to the laws affecting banks and bank holding companies. Generally, the Act (i) repeals the historical restrictions on preventing banks from affiliating with securities firms, (ii) provides a uniform framework for the activities of banks, savings institutions and their holding companies; (iii) broadens the activities that may be conducted by national banks and banking subsidiaries of bank holding companies; (iv) provides an enhanced framework for protecting the privacy of consumer information and requires notification to consumers of bank privacy policies; and (v) addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions. Bank holding companies that qualify and elect to become financial holding companies can engage in a wider variety of financial activities than permitted under previous law, particularly with respect to insurance and securities underwriting activities.

Recent Legislation

Financial Services Regulator Relief Act of 2006. In October 2006, the President signed the Financial Services Regulatory Relief Act of 2006 into law (the " Relief Act"). The Relief Act amends several existing banking laws and regulations, eliminates some unnecessary and overly burdensome regulations of depository institutions, and clarifies several existing regulations. The Relief Act, among other things, (i) authorizes the Federal Reserve Board to set reserve ratios; (ii) amends national banks regulations relating to shareholder voting and granting of dividends; (iii) amends several provisions relating to such issues as loans to insiders, regulatory applications, privacy notices, and golden parachute payments; and (iv) expands and clarifies the enforcement authority of federal banking regulators. While it is too soon to predict the impact this legislation will have on us, we do not expect that our business, expenses, or operations will be significantly impacted.

Effects Of Government Monetary Policy

Our earnings and growth are affected not only by general economic conditions, but also by the fiscal and monetary policies of the federal government, particularly the Federal Reserve. The Federal Reserve implements national monetary policy for such purposes as curbing inflation and combating recession, but its open market operations in U.S. government securities, control of the discount rate applicable to borrowings from the Federal Reserve, and establishment of reserve requirements against certain deposits, influence the growth of bank loans, investments and deposits, and also affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary policies and their impact on us cannot be predicted with certainty.

Website Access to Reports

The Company makes available free of charge, all periodic and current reports as soon as reasonably practicable after such material is electronically filed with, or furnished to the Securities and Exchange Commission ("SEC"). The Company's website address is www.citizensEbank.com

ITEM 1A. RISK FACTORS

In addition to the other information contained in this report, the following risks may affect the Company. If any of these risks occurs, our business, financial condition or operating results could be adversely affected.

Management of Growth. Our financial performance and profitability will depend on our ability to manage recent and possible future growth. Although management believes that it has substantially integrated the business and operations of growth, there can be no assurance that unfore-seen issues relating to growth will not adversely affect us. In addition, any future acquisitions and/or continued growth may present operating and other problems that could have an adverse effect on our business, financial condition and results of operations. Accordingly, there can be no assurance that we will be able to execute our growth strategy or maintain the level of profitability that we have recently experienced.

Changes in Market Interest Rates. Our earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of existing loans, the rates received on loans and securities and rates paid on deposits and borrowings. The relationship between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given our current volume and mix of interest-bearing liabilities and interest-earning assets, our interest rate spread could be expected to increase during times of rising interest rates and decrease during times of falling interest rates. With any further declines in interest rates, our ability to proportionately decrease the rates on our deposit sources may not be possible due to competitive pressures given our current exceptionally low cost of funds. This may result in a larger decrease in our interest rate spread. Although we believe our current level of interest rate sensitivity is reasonable, significant decreases in interest rates may have an adverse effect on our business, financial condition and results of operations. Should interest rates increase in 2007, our interest rate spread could be expected to improve once loans with floors float off their floor and investments are redeployed into higher yielding securities.

Geographic Factors. Economic conditions in the communities we serve could adversely affect our operations. As a result of community bank focus, our results depend largely upon economic and business conditions in our service areas. A deterioration in economic and business conditions in our market areas could have a material adverse impact on the quality of our loan portfolio, and the demand for our products and services, which in turn may have a material adverse effect on our results of operations. Further, a downturn in the national economy might further exacerbate local economic conditions. The extent of the future impact of these events on economic and business conditions cannot be predicted.

Competition. Competition may adversely affect our performance. The financial services business in our market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. We face competition both in attracting deposits and in making loans. We compete for loans principally through the interest rates and loan fees we charge and the efficiency and quality of services we provide. Increasing levels of competition in the banking and financial services businesses may reduce our market share or cause the prices we charge for our services to fall. Our results may differ in future periods depending upon the nature or level of competition.

Credit Risk. If a significant number of borrowers, guarantors and related parties fail to perform as required by the terms of their loans, we will sustain losses. A significant source of risk arises from the possibility that losses will be sustained if a significant number of our borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes are appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect our results of operations.

In fact, the Federal Deposit Insurance Corporation issued a pronouncement alerting banks to their concern about banks with a heavy concentration of commercial real estate loans.

The Bank has credit risk exposure, including off-balance sheet credit risk exposure, as disclosed in Notes 4 and 10 to the consolidated financial statements. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan to value ratios of no greater than 70% to 80%.

The Bank has loan concentration in real estate, particularly in commercial real estate. These loans require additional evaluation, including, but not limited to industry, geographic, and collateral analysis. Commercial real estate is further broken down to reflect owner occupied and non-owner occupied properties. Any non-owner occupied category that is over 100% of Tier 1 capital is further analyzed as to the type of property being taken as collateral.

The contractual amounts of credit related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Letters of credit were granted primarily to commercial borrowers.

Marketability of Common Stock There is no active market for our outstanding shares, and it is unlikely that an established market for our shares will develop in the near future. We presently do not intend to seek listing of the shares on any securities exchange, or quotation on the Nasdaq interdealer quotation system. It is not known whether significant trading activity will take place for several years, if at all. Accordingly, our shares should be considered as a long-term investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal properties of the Company and its subsidiary, Citizens Bank, are comprised of banking facilities owned or leased by the subsidiary.

The main office of the Bank is located in the heart of the business and retail center in Corvallis, Oregon. The building was constructed in 1977 and has approximately 30,000 square feet of space on two levels above ground and a full basement. The second floor is occupied by the administrative support team, which includes the President/Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the Chief Marketing Officer, the Chief Lending Officer, Administrative Assistants and the Loan Service Center.

The first floor serves as the main banking office for the Bank. It is occupied by a manager, a lending staff, an operations staff, tellers, marketing officer, merchant services officer, new accounts staff, and mortgage department staff.

The basement is occupied by the Accounts Service Center. It includes a manager, two operations officers, proof and data processing staff, inventory, wire transfer, telephone, and courier staff. All of the Bank's centralized functions, i.e., management, proof and data information, loan documentation, loan administration, cash services, mail services, accounting and human resources, occur in this building. The Bank owns this building.

The Bank operates ten (10) full service offices, of which six (6) are owned and four (4) are leased. These buildings range in size from 2,500 square feet to approximately 30,000 square feet. Their primary function and use is to provide banking service to the Bank's customers. See the Contractual Obligations table for a summary of our lease requirements. The following sets forth certain information regarding the Bank's office facilities.

Main Office
275 SW Third Street
Corvallis, Oregon

Circle Office (2)
978 NW Circle Blvd.
Corvallis, Oregon

McMinnville Office
455 NE Baker Street
McMinnville, Oregon

Springfield Office (5)
2073 Olympic Street
Suite 100
Springfield, Oregon

Junction City Office
955 Ivy Street
Junction City, Oregon

Philomath Office
1224 Main Street
Philomath, Oregon

Harrisburg Office (4)
230 North 3rd Street
Harrisburg, Oregon

East Albany Office (1)
2315 14th Ave. SE
Albany, Oregon

West Albany Office (3)
2230 Pacific Blvd. SE
Albany, Oregon

Dallas Office
583 SE Jefferson
Dallas, Oregon

(1) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on March 1, 2004 for a three-year term.
(2) Premises leased under an original lease agreement dated May 1, 1970 and a supplemental lease agreement dated August 16, 1994. The lease expires January 31, 2020.
(3) Ground lease under ground lease agreement dated May 29, 1998. The lease expires in year 2048.
(4) Premises leased under a lease agreement dated May 4, 2001. The lease was renewed on May 4, 2006, with the right to renew for one additional period of five years.
(5) Premises leased under a lease agreement dated June 1, 2003. The lease expires on May 31, 2008 with the right to renew for two additional periods of three years each.

The Bank owns or leases all of the facilities described above. Management believes that the facilities are of sound construction, in good operating condition, are appropriately insured and are adequately equipped for carrying on the business of the Company.

Other Properties

The Bank owns two additional properties. One property is a commercial building on land adjacent to the Bank's McMinnville, Oregon office. The building is being leased to a business on a ten year lease that commenced on January 1, 2003. The tenant has the option to renew the lease for two successive terms of ten years each.

The second property was purchased on January 13, 2006 and is located in Springfield, Oregon on the same street as the Bank's leased Springfield Office. The building is currently being leased to another financial institution until January 2008. At the end of the lease term, the current tenant will vacate the property. The Bank plans to move its current Springfield Office to this building. The timing of the move has not been specifically determined.

Management believes that the facilities are of sound construction, in good operating condition and are appropriately insured.

ITEM 3. LEGAL PROCEEDINGS

As of the date of filing this Form 10K neither the Company nor its subsidiary were a party to any material legal proceedings. Further, management is not aware of any threatened or pending lawsuits or other proceedings against the Company or its subsidiary which, if determined adversely, would have a material effect on the business or financial position of either of them. The Company or the Bank may from time to time become a party to litigation in the ordinary course of business, such as debt collection litigation or through an appearance as a creditor in a bankruptcy case.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

During the fourth quarter of the year ended December 31, 2006, no matters were submitted to the Company's security holders through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITES

There is no established market for the Company's common stock, and the stock is not listed on and does not trade on or through any exchange or quotation system. There is no expectation that an established market will develop for the Company's common stock. As the transfer agent for the Company's common stock, the Bank keeps an informal record of persons expressing an interest in buying or selling the Company's common stock but does not solicit buyers or sellers. The Bank also keeps some informal records of prices paid and received for the Company's common stock by parties which provide that information to the Bank. Neither the Company nor the Bank does or will recommend prices for the Company's common stock.

There were 1,338 holders of record of the Company's no par value common stock as of February 22, 2007, and an estimated 61 additional beneficial holders whose stock was held in street name by brokerage houses. The last transaction price of the Company's common stock of which the Company is aware was $17.20 per share on February 5, 2007.

The Company has no formal dividend policy. The amount of any dividend is determined by the Company's board of directors and depends on the amount of profits generated and the growth objectives of the Company and the Bank, together with other factors considered by the board in its discretion. Under Oregon law certain restrictions on the payment of dividends apply. Under these restrictions, a bank or holding company may not declare or pay any dividend in an amount greater than its retained earnings. In addition, applicable bank regulatory authorities have the power to require any bank to suspend the payment of any and all dividends until the bank shall have complied with all requirements that may have been imposed by such authorities.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the periods shown. This information is based solely on prices and information reported to the Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transactions in the Company and the Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

	High	Low
2002	$15.00	$11.45
2003	$18.50	$12.49
2004	$18.50	$16.50
2005	$20.00	$16.00
2006	$20.00	$14.85

Per share information for the current and prior periods have been adjusted to reflect the effect of any stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of the Company's common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

	High	Low
2006		
First quarter	$19.00	$17.00
Second quarter	$17.50	$15.00
Third quarter	$16.90	$15.00
Fourth quarter	$20.00	$14.85
2005		
First quarter	$17.50	$16.50
Second quarter	$18.00	$16.00
Third quarter	$20.00	$17.00
Fourth quarter	$19.45	$17.95

Five-year Stock Performance Graph

The following graph compares the yearly cumulative total return of Bancorp's common stock during the five years ended December 31, 2006 with the (i) SNL S&P 500 (ii) SNL Bank Index and (iii) SNL Nasdaq Bank Index. This comparison assumes $100 was invested on December 31, 2001 in Bancorp's common stock and the comparison groups. All of these cumulative returns are computed assuming the reinvestment of dividends at the frequency with which dividends were paid during the applicable years.



Citizens Bancorp
Total Return Performance
Index Value
200
180
160
140
120
100
80
60
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
Citizens Bancorp
NASDAQ Composite
SNL Bank Index
SNL NASDAQ Bank Index

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
Citizens Bancorp	100.00	104.47	145.26	148.87	148.47	159.10
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank Index	100.00	91.69	123.69	138.61	140.50	164.35
SNL NASDAQ Bank Index	100.00	102.85	132.76	152.16	147.52	165.62

The stock performance data for Bancorp is based solely on prices reported to Bancorp for specific transactions between buyers and sellers who informed Bancorp of specific transactions. There was and is no established market for the common stock of Bancorp, and its common stock is not listed on any exchange or other trading or quotation system. Stock performance data for Bancorp may not represent all transactions in the shares traded for the periods in question, and no assurance can be given as to the accuracy of reported prices as the prices were not independently verified. The data is based on prices for actual sales transactions only, and excludes offers to buy or offers to sell.

EQUITY COMPENSATION PLAN INFORMATION

The following table shows the status of option grants under the Plan as of December 31, 2006:

Equity Compensation Plan Information

Plan Category	# of Securities to Be Issued on Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	# of Securities Remaining Available for Future Issuance Under Plan (Excluding Securities in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	128,884	$14.40	51,898[1]
Equity Compensation Plans Not Approved by Security Holders	-0-	-0-	-0-
Total	128,884	$14.40	51,898

(1) Includes 6,933 shares issuable under the 1998 incentive stock option plan and 44,965 shares issuable under the 1998 stock bonus plan.

As of December 31, 2006, there were 4,733,644 shares outstanding, held by 1,334 shareholders of record. As of February 22, 2007, there were 1,338 holders of Citizens Bancorp and 4,810,490 shares outstanding. Since December 31, 2006, 75,179 shares were issued under the Dividend Reinvestment Plan.

Holders are determined on the basis of ownership. Each entity that owns one or more shares is determined to be a holder. Holders can be individuals, partnerships, corporations, trusts, or any entity that can legally hold assets. Two or more individuals together can also be a holder, such as a husband and wife or a parent and child.

The following sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by the Company.

	Cash Dividend	Stock Dividend
2002	$ .41	--
2003	$ .46	10%
2004	$ .46	--
2005	$ .50	--
2006	$ .52	--

Per share information for prior periods reflect the effects of the stock dividends.

Stock Repurchase Program. The Company operates a stock repurchase program that was approved by the board of directors. Under the program, the Company may repurchase shares of its common stock up to a maximum amount and at the price established by the Board.

On July 17, 2001, the board of directors of the Company approved the repurchase of 209,474 of its outstanding shares and on April 15, 2003 approved an additional 207,514 shares, for a total repurchase of 416,988 outstanding shares. Repurchases are made from time to time under the plan. The board's authorization has no expiration date. Total shares available for repurchase under these plans are 215,811 shares at December 31, 2006. The following table provides information about repurchases of common stock.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Year ended 2001	84	$ 869	$ 10.32
Year ended 2002	83	973	11.74
Year ended 2003	12	173	13.83
Year ended 2006	22	353	16.31
Plan to date total	**201**	**$ 2,368**	**$ 11.77**

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.
(In thousands, except share data)

Year ended December 31,	2006	2005	% increase (decrease) 2006 to 2005	2004	2003	2002
EARNINGS						
Total interest income	$21,544	$18,468	16.66%	$15,341	$16,312	$17,575
Total interest expense	5,088	3,017	68.64%	1,667	2,082	3,322
Net interest income	16,456	15,451	6.50%	13,674	14,230	14,253
Provision for credit losses	145	155	(6.45%)	142	270	624
Net interest income after provision for credit losses	16,311	15,296	6.64%	13,532	13,960	13,629
Total non-interest income	2,475	3,886	(36.31%)	4,428	4,113	3,773
Total non-interest expense	10,386	11,154	(6.89%)	11,199	10,203	9,793
Income before taxes	8,400	8,028	4.63%	6,761	7,870	7,609
Income taxes	2,941	2,701	8.89%	2,409	2,858	2,751
Net income	$5,459	$5,327	2.48%	$4,352	$5,012	$4,858
PER SHARE DATA (1)						
Net income basic	$1.15	$1.12	2.68%	$0.94	$1.10	$1.07
Net income diluted	1.15	1.11	3.60%	0.94	1.09	1.07
Cash dividends	0.52	0.50	4.00%	0.46	0.46	0.41
Book value	9.83	9.06	8.50%	8.31	7.82	7.20
PERIOD END BALANCES						
Total assets	$359,029	$338,900	5.94%	$334,588	$326,269	$312,639
Net loans	250,152	230,547	8.50%	210,951	185,053	178,333
Deposits	270,610	254,083	6.50%	235,482	235,759	227,363
Repurchase agreements	35,586	36,590	(2.74%)	55,446	50,907	48,059
Shareholders' equity	46,524	42,296	10.00%	38,401	35,617	32,330
PERFORMANCE RATIOS						
Return on Average Assets	1.60%	1.58%		1.32%	1.59%	1.64%
Return on Average Equity	11.78%	12.90%		11.23%	14.06%	15.32%
Dividend Payout Ratio	45.22%	44.64%		48.94%	41.82%	38.32%
Average Equity to Average Assets	13.61%	12.26%		11.75%	11.32%	10.73%
Efficiency Ratio (2)	53.89%	56.70%		60.88%	54.92%	53.63%

(1) Per share amounts and the average number of shares outstanding have been restated for a stock dividend of 10% in 2003.

(2) The efficiency ratio is computed by dividing total non-interest expenses by the total of net interest income and total non-interest income. Net interest income used in the calculation includes tax equivalent adjustments (at the federal statutory rate of 34%) related to income on securities and loans that are exempt from federal taxes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide a more comprehensive review of the Company's operating results and financial condition than can be obtained from reading the Consolidated Financial Statements alone. The discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto included as part of this Form 10-K.

Critical Accounting Policies and Estimates

Our financial statements are based on the selection and application of significant accounting policies which require management to make significant estimates and assumptions (see Note 1 to the consolidated financial statements). We believe that the following is one of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Allowance for Credit Losses. The allowance for credit losses is established through a provision for credit losses charged to operations. The allowance for credit losses is a significant estimate and management and the Board of Directors regularly evaluate its adequacy by considering a number of factors, including, among other things, current loan grades and delinquency trends, historical loss rates, changes in the composition of the loan portfolio, overall portfolio quality, industry concentrations, and current economic factors and the effect of those factors on a borrower's repayment ability. The use of different estimates or assumptions could produce different provisions for credit losses. In addition, the allowance for credit losses is also subject to regulatory supervision and examination.

Securities Available for Sale. Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Income Taxes. Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Stock-Based Compensation

At December 31, 2006, the Company had a qualified incentive stock option plan. Prior to January 1, 2006, we accounted for this plan under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and other related interpretations as permitted by Statement of Financial Accounting Standards No.123, *Accounting for Stock-Based Compensation* ("Statement No. 123"). No stock-based compensation cost related to our employees was recognized in the consolidated statements of earnings for any period ending prior to January 1, 2006, as all options granted to our employees had exercise prices equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("Statement No. 123R"), using the modified prospective transition method. Compensation cost recognized during 2006 included cost for all share-based payments granted prior to, but not yet vested as of December 31, 2005, based on the grant date fair value estimated in accordance with the original provisions of Statement No. 123. Results for prior periods have not been restated. There were no stock options granted during the periods ended December 31, 2006 and 2005.

Under the fair value recognition provisions of Statement No. 123R, stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite vesting period of the award. Consistent with the valuation method the Company used for disclosure-only purposes under provisions of Statement No. 123, the Company will use the Black-Scholes option pricing model for any future grants to estimate fair value under Statement No. 123R. The Black-Scholes model requires the use of employee exercise behavior data and the use of a number of assumptions including volatility of the Company's stock price, dividend yield, weighted average risk-free interest rate and weighted average expected life of the options. Compensation cost is recognized on a straight–line basis over the requisite vesting period.

Results of Operations for Years Ended December 31, 2006, 2005, and 2004.

Net Income. For the three years ended December 31, 2006, 2005, and 2004 the Company's net income was $5.459 million, $5.327 million, and $4.352 million, respectively. 2006 net income increased $132 thousand or 2.5% as compared to 2005, which increased $975 thousand or 22.4% over 2004. The Company's increased net income in 2006 resulted primarily from an increase in interest income on loans and investments.

The Company's increase in loan interest income for the period ending December 31, 2006 was primarily the result of increased loan rates as compared to the same period in 2005. Interest income on loans increased for the period ending on December 31, 2005 compared to the same

period in 2004 primarily as a result of volume increases in the loan portfolio. Loan totals increased $19.7 million or 8.5% for the period ending December 31, 2006 as compared to the same period in 2005 which increased $19.6 million or 9.1% over 2004.
The average rate earned on loans for 2006, 2005, and 2004 was 7.7%, 7.2%, and 6.8%, respectively. Management believes that the customer relationships developed by its experienced loan officers and increased market penetration contributed to the increase in loan volumes in 2006 and 2005.

The 2006 increase in the investment portfolio income was due to higher rates on securities which offset the lower volume of securities as compared to the same period in 2005. Maturing bonds were deployed to fund loan growth which produced higher returns.

The increase in average earning assets in 2006 is primarily reflected in increases in loan volumes. Average yields on earning assets for 2006, 2005, and 2004 were 7.0%, 6.1%, and 5.3%, respectively.

Interest Income. Interest income totaled $21.5 million for the year ended December 31, 2006, a 16.7% increase from the $18.5 million for 2005, which was a 20.4% decrease from the $15.3 million for 2004. The increase for the period ending December 31, 2006 as compared to the same period in 2005 was primarily a result of increased rates on loans and securities. The increase in interest income for the period ending December 31, 2005 as compared to the same period in 2004 was primarily due to volume increases in the loan portfolio. The increase in interest income on securities for the period ending December 31, 2006 as compared to 2005 was a result of the repricing of re-invested maturing securities into higher yielding bonds. The decrease of interest income on securities for the period ending December 31, 2005 compared to the same period in 2004 was a result of decreased rates on securities.

Interest Expense. Interest expense for the year ended December 31, 2006 was $5.1 million, a 68.6% increase from the $3.0 million expense for 2005, which was a 81.0% decrease over the $1.7 million expense for 2004. The increase in interest expense in 2006 resulted primarily from higher interest rates paid on deposits as compared to the same period in 2005 and 2004. The Company increased the rates it paid on deposits in 2006 as a result of increasing market rates. The Company has a very low cost of funds as compared to peer banks. The overall cost of funds, including non-interest bearing demand deposits, for the years ending 2006, 2005, and 2004 was 1.7%, 1.0%, and .7% respectively. Management believes its relationship style of banking and outstanding customer service contributes to its low funding cost.

Net Interest Income. Net interest income for the years 2006, 2005, and 2004 was $16.5 million, $15.5 million, and $13.7 million, respectively. Additionally, for the same periods beginning with 2006, net interest margins, on a tax equivalent basis, were 5.4%, 5.1%, and 4.7%, respectively. Net interest income increased for the period ending December 31, 2006 as compared to the same period in 2005 primarily due to rate increases on loans and securities that exceeded the interest expense increase in deposits from both rate and volume increases. Net interest income increased for the period ending December 31, 2005 as compared to the same period in 2004 primarily due to volume increases on both loans and securities that exceeded the interest expense increase in deposits from both rate and volume increases.

The following table sets forth, for the periods indicated, interest income and interest expense with the resulting average yield or rate by category of average earning assets and average interest bearing liabilities.

Average Balances and Tax-Equivalent Net Interest Margin

Year Ended December 31,	**2006**			**2005**			**2004**		
(In thousands)	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid	Average Balance	Int. Income (Expense)	Avg. Rate Earned/ Paid
ASSETS									
Loans (1)(2)(4)	$244,835	$18,838	7.69%	$230,196	$16,565	7.20%	$194,168	$13,142	6.77%
Investment securities: (3)									
Taxable	52,073	2,252	4.32%	65,671	1,622	2.47%	81,561	1,665	2.02%
Tax-exempt (1)(5)	6,735	428	6.36%	9,067	539	5.94%	11,890	643	5.41%
Total Investment Securities	**58,808**	**2,680**	**4.56%**	**74,738**	**2,161**	**2.89%**	**93,451**	**2,308**	**2.45%**
Interest bearing deposits in banks, federal funds sold and other investments	7,067	313	4.43%	3,726	79	2.12%	7,677	117	1.52%
Total earning assets	**310,710**	**21,831**	**7.03%**	**308,660**	**18,805**	**6.09%**	**295,296**	**15,567**	**5.27%**
Cash and due from banks	14,636			14,918			21,095		
Premises and equipment – net	8,505			7,416			7,765		
Other assets	9,353			8,508			8,429		
Allowance for credit losses	(2,823)			(2,753)			(2,792)		
Total	**$340,381**			**$336,749**			**$329,793**		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Savings, MMDA, NOW	$162,517	(2,572)	1.58%	$157,243	(1,232)	0.78%	$145,867	(387)	0.27%
Time	38,641	(1,314)	3.40%	38,630	(779)	2.02%	45,606	(577)	1.27%
Total interest-Bearing deposits	**201,158**	**(3,886)**	**1.93%**	**195,873**	**(2,011)**	**1.03%**	**191,473**	**(964)**	**0.50%**
Repurchase agreements	34,578	(1,048)	3.03%	40,947	(788)	1.92%	49,005	(684)	1.40%
Other borrowings	3,104	(155)	4.98%	5,835	(218)	3.74%	1,279	(19)	1.49%
Total interest-bearing liabilities	**238,840**	**(5,089)**	**2.13%**	**242,655**	**(3,017)**	**1.24%**	**241,757**	**(1,667)**	**0.69%**
Demand deposits	53,304			51,153			48,060		
Other liabilities	1,899			1,649			1,238		
Shareholders' equity	46,338			41,292			38,738		
Total	**$340,381**			**$336,749**			**$329,793**		
Net interest income (1)		$16,742			$15,788			$13,900	
Interest income as a % of avg. earning assets			7.03%			6.09%			5.27%
Interest expense as a % of avg. earning assets			1.64%			0.98%			0.56%
Net interest margin			5.39%			5.12%			4.70%

(1) Includes taxable equivalent adjustments related to income on securities and loans that are exempt from federal income taxes. The federal statutory rate was 34%.

(2) For purposes of these calculations, nonaccrual loans are included in the average loan balance outstanding. Loan fees and late charges of $334, $322, and $373 are included in interest income for 2006, 2005 and 2004.

(3) For purposes of computation of the average yield on investments available for sale, historical cost balances were utilized, therefore the yield information does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

(4) The non-tax effected average rate for loans for the periods ending December 31, 2006, 2005, and 2004 were 7.63%, 7.13% and 6.75%, respectively.

(5) The non-tax effected average rate for tax-exempt securities for the periods ending December 31, 2006, 2005, and 2004 were 4.20%, 3.92%, and 3.61% respectively.

The following table sets forth, on a tax-equivalent basis, a summary of the changes in net interest income resulting from changes in volumes and rates. Changes not due solely to volume or rate changes are allocated to volume and rate in proportion to the relationship of the absolute dollar amounts of the change in each.

	2006 versus 2005 Increase (decrease) Due to change in			2005 versus 2004 Increase (decrease) Due to change in		
(in thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
INTEREST INCOME						
Loans	$229	$2,044	$2,273	$2,672	$751	$3,423
Investment securities	(392)	911	519	377	(524)	(147)
Interest-bearing deposits in banks, Federal funds sold, and other investments	(289)	523	234	(74)	36	(38)
Total interest income	**(452)**	**3,478**	**3,026**	**2,975**	**263**	**3,238**
INTEREST EXPENSE						
NOW, MMDA & Savings deposits	40	1,300	1,340	28	817	845
Time deposits	--	535	535	(99)	301	202
Repurchase agreements	(138)	398	260	(125)	229	104
Other borrowings	(224)	161	(63)	140	59	199
Total interest expense	**(322)**	**2,394**	**2,072**	**(56)**	**1,406**	**1,350**
Changes in net Interest income	**($130)**	**$1,084**	**$954**	**$3,031**	**($1,143)**	**$1,888**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2005 to the year ended December 31, 2006.

Increase (Decrease) In Average Balance:		**Increase (Decrease) In Average Rate:**	
Loans	6.36%	Loans	6.92%
Investments	(21.31%)	Investments	57.61%
Fed funds sold and deposits in banks	89.67%	Fed funds sold and deposits in banks	108.89%
Total Earning Assets	**0.66%**	**Total Earning Assets**	**15.33%**
NOW, MMDA, Savings	3.35%	NOW, MMDA, Savings	101.99%
Time	0.03%	Time	68.63%
Repurchase Agreements	(15.55%)	Repurchase Agreements	57.49%
Other Borrowings	(46.80%)	Other Borrowings	33.66%
Total Int Bear Liabilities	**(1.57%)**	**Total Int Bear Liabilities**	**71.37%**

The following chart further reflects changes in average balances and rates from the year ended December 31, 2004 to the year ended December 31, 2005.

Increase (Decrease) In Average Balance:		**Increase (Decrease) In Average Rate:**	
Loans	18.56%	Loans	6.32%
Investments	(20.02%)	Investments	17.07%
Fed funds sold and deposits in banks	(51.47%)	Fed funds sold and deposits in banks	39.12%
Total Earning Assets	**4.53%**	**Total Earning Assets**	**15.57%**
NOW, MMDA, Savings	7.80%	NOW, MMDA, Savings	195.31%
Time	(15.30%)	Time	59.39%
Repurchase Agreements	(16.44%)	Repurchase Agreements	37.88%
Other Borrowings	356.22%	Other Borrowings	151.50%
Total Int Bear Liabilities	**0.37%**	**Total Int Bear Liabilities**	**80.31%**

Net Interest Income After Provision For Credit Losses. Net interest income after the provision for credit losses was $16.3 million at December 31, 2006, $15.3 million at December 31, 2005, and $13.5 million at December 31, 2004. Total provision for credit losses for the three years ending December 31, 2006 was $145,000, $155,000, and $142,000, respectively. The Company decreased the 2006 provision for credit losses based on its analysis of probable losses in the loan portfolio derived from the loan grading system and the loss analysis of impaired loans in 2006. Charge-offs of $24,000, $202,000, and $117,000 were realized in 2006, 2005, and 2004, respectively. Recoveries were $4,000, $7,000, and $0 during the same periods. Historically, the Company's loan charge-off levels have been very low compared to its peers. Management will continue to monitor and analyze charge-off levels closely. Management's assessment of the allowance for credit losses includes various factors such as delinquent and non-performing loans, historical analysis of credit loss experience, knowledge of the present and anticipated economic future of its market areas, and loan grades. Management believes the high quality of the loan portfolio reflects the Bank's strong internal controls, excellent loan policy standards, experienced loan officers and conservative underwriting practices. Management believes the allowance for credit losses at December 31, 2006 of $2.9 million is adequate. The allowance for credit losses to total loans at December 31, 2006, 2005, and 2004 respectively was 1.14%, 1.18%, and 1.31%.

Non-Interest Income. Non-interest income was $2.5 million for the year ended December 31, 2006, a 36.3% decrease from $3.9 million in 2005, which was 12.2% lower than the $4.4 million in 2004. The decrease in non-interest income for the period ending December 31, 2006 was due primarily to a decrease in service charge and Bankcard income compared to the same periods in 2005 and 2004. The decrease in service charge income was primarily a result of the increase in the earnings credit on business accounts and a decrease in overdraft fees on deposit accounts as compared to the same periods in 2005 and 2004. As market rates have increased, the Company has increased the earnings credit rate which offsets service charges on its business account product. Bankcard income decreased for the period ending December 31, 2006 as compared to the same periods in 2005 and 2004 as the Company transferred its merchant bankcard servicing rights in 2005 to Western States Bankcard Association (which sold to Texas Independent Bank in 2006). Additionally, non-interest income for the period ended December 31, 2006 was lower as compared to the same periods in 2005 and 2004 as the Company had no gains on sales of assets in 2006 as compared to $92 thousand in 2005 and $291 thousand in 2004.

Non-Interest Expense. Non-interest expenses consist primarily of employee salaries and benefits, occupancy, data processing, Bankcard services, office supplies, professional services and other non-interest expenses.

Non-interest expense was $10.4 million for the year ended December 31, 2006, a decrease of 4.2% from $11.2 million in 2005, which was a decrease of .4% or $.45 million in 2004. The decreases for the periods ending December 31, 2006 as compared to the same periods in 2005 and 2004 were a result of the decrease in Bankcard expense as the Company transferred its merchant bankcard services to an outside vendor in 2005.

At the end of 2006, the Company employed 127 full time equivalent employees compared to 131 at the end of 2005 and 137 at the end of 2004. The increase in salary and employee benefits for the period ending 2006 as compared to 2005 and 2004 are the result of routine adjustments in employee salaries and benefits which was not offset by a lower number of full time equivalent employees in 2006 as compared to 2005 and 2004.

Income Taxes. Income tax expense for 2006 was $2.9 million or 35.0% of income before taxes, 2005 was $2.7 million or 33.6% of income before taxes, and 2004 was $2.4 million or 35.6% of income before taxes.

Asset/Liability Management. The Company uses an asset/liability modeling system called ALX to estimate the degree of interest rate risk and market risk inherent in its mix of interest earning assets and interest bearing liabilities. The Company's strategy is to keep a position that is very close to "balanced". That is, the repricing of assets and liabilities would move much at the same rate. The Company's profitability is dependent to a large extent on net interest income. The Company is slightly asset sensitive, meaning that if rates rise the Company's net interest margin will increase, and if rates decline the margin will decrease.

Liquidity and Sources of Funds. The Company's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, short-term borrowings, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. The Company can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition, and other factors.

Deposits are a primary source of funds. At December 31, 2006, total deposits were $270.6 million, $254.1 million at December 31, 2005 and $235.5 million at December 31, 2004. The Company experienced a growth in demand deposits for the period ending December 31, 2006 of approximately $16.5 million or 6.5% as compared to the same period in 2005. Management believes the growth is a result of increasing penetration in its market areas due to a strong corporate culture of relationship banking.

The Company has securities sold under agreements to repurchase (REPOs) at December 31, 2006, 2005, and 2004 of $35.6 million, $36.6 million, and $55.4 million, respectively. REPOs represent an agreement between the Bank and a customer to collateralize funds deposited by the customer in an interest bearing repurchase sweep account. The Bank secures the REPO account with Government Agency Securities. In consideration of the funds deposited, the Bank transfers the security to the customer. The Bank agrees to repurchase the security on the next business day for the amount of the deposit plus simple interest on that amount calculated for one day at the rate established for REPO accounts as set by the Bank for that day. The funds provided by REPOs are considered borrowings, not deposits, and are not covered by FDIC insurance.

The following table is a summary of securities sold under repurchase agreement (REPO) for each of the last three years.

	(Dollars in Thousands)		
	2006	**2005**	**2004**
Securities sold under agreement to repurchase:			
Average interest rate			
At year end	2.4%	2.1%	1.7%
For the year	3.0%	1.9%	1.4%
Average amount outstanding during the year	$ 34,578	$ 40,947	$ 49,005
Maximum amount outstanding at any month end	$ 37,023	$ 56,015	$ 55,446
Amount outstanding at year end	$ 35,586	$ 36,590	$ 55,446

Management anticipates that the Company will rely primarily on deposit growth, maturities of investment securities, sales of "available for sale securities," and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term needs but it is the practice of the Company to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

The overall cost of funds, including non-interest demand deposits, was as follows for the years ended December 31:

COST OF FUNDS

2006	2005	2004
1.7%	1.0%	.7%

The average daily amount of deposits and rates paid on deposits is summarized for the periods indicated in the following table at December 31.

	2006		**2005**		**2004**	
(In Thousands)	Amount $	Rate %	Amount $	Rate %	Amount $	Rate %
DEPOSITS						
Demand	$53,304	--	$51,153	--	$48,060	--
Interest-bearing demand	$36,357	.66%	36,683	.34%	36,565	.16%
Savings/MMDA	$126,160	1.85%	120,560	.92%	109,302	.30%
Time	$38,641	3.40%	38,630	2.02%	45,606	1.27%
Total	**$254,462**		**$247,026**		**$239,533**	

The following table indicates the amount of the Bank's certificates of deposits with balances equal to or greater than $100,000 classified by time remaining until maturity as of December 31, 2006.

Maturity Period	Certificates of Deposit (In Thousands)
3 months or less	$5,975
3 months through 6 months	4,960
6 months through 12 months	3,710
Over 12 months	1,388
TOTAL	**$16,033**

Contractual Obligations

The following table sets forth the Company's contractual obligations at December 31, 2006.

		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases (1-6)	$ 1,717	$ 140	$ 204	$ 152	$ 1,221
Certificates of Deposit	$ 40,516	$ 34,323	$ 5,162	$ 1,031	--
Short-term Borrowings	$ 37,489	$ 37,489	--	--	--

Operating Leases

(1) Mennonite Home, satellite office of the East Albany Branch. This limited facility is open to the large retirement/assisted living center for two hours Monday through Friday. Lease renewed on March 1, 2004 for $396 per month. Lease is renewable every three years.
(2) Circle Branch building lease commenced August 16, 1994 and expires January 31, 2020. Current monthly lease is $3,196. Lease agreement has annual rent adjusted based on the United States Bureau of Labor Statistics Consumer Price Index.
(3) West Albany Branch land lease dated May 29, 1998 for a term of fifty years. On each fifth annual anniversary date of the lease, rent is adjusted based on any increase in the Consumer Price Index. At no time will the rent decrease from the initial stated rent of $1,850 per month. Current monthly lease in $2,092.
(4) Harrisburg Branch building lease commenced May 4, 2001 for a five-year term with the option to renew for two five-year terms. The lease was renewed for another 5 year term on May 4, 2006. The monthly lease is $1,050.
(5) Springfield Branch building lease dated June 1, 2003 for a term of five years, expiring May 31, 2008. Monthly lease is $3,730 per month.
(6) Building leased for storage purposes. Lease commenced on February 1, 2004 and expires on July 31, 2010 with an option to renew for two additional terms of five years. The rent will increase annually based upon the Consumer Price Index. The current monthly lease is $1,539.

Capital Resources. The Company is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines that involve quantitative measures of the Company's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Company's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2006, the most recent notification from the Bank's regulator, categorized the Bank as well-capitalized under the applicable regulations. To be categorized as "well capitalized", the Company must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital. There are no conditions or events since that notification that management believes have changed its category rating.

Shareholders' equity increased to $46.5 million at December 31, 2006, from $42.3 million in 2005 and $38.4 million in 2004. The increase reflects net income of $5.5 million, other comprehensive income of $141 thousand, $1.1 million from the dividend reinvestment plan, $243 thousand in stock options exercised, $2 thousand in stock grants, $14 thousand for the tax benefit of disqualifying disposition of stock options, and $56 thousand from stock based compensation recognized in earnings. These increases were primarily offset by a cash dividend declared of $2.5 million and stock repurchases of $353 thousand. The Company's average shareholders' equity, as a percentage of average assets, was 13.6% for the year ended December 31, 2006, 12.3% for the year ended December 31, 2005, and 11.8% for the year ended December 31, 2004.

As interest rates change, the value of the Bank's "available for sale" investment portfolio, which is reported at fair value, may be positively or negatively impacted and therefore may cause an increase or a reduction in reported shareholders' equity. Equity grew at 10.0% over the period between December 31, 2005 and December 31, 2006, while assets grew by 5.9% over the same period.

At December 31, 2006, the Company had no material commitments for capital expenditures that would negatively impact the Company's capital position.

The following table indicates the Company's capital adequacy position at December 31, 2006 and at December 31, 2005 and compares those positions to capital adequacy requirements.

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2006						
Tier 1 capital (to average assets):						
Bank	46,527	13.17%	14,129	4.00%	$17,661	5.00%
Tier 1 capital (to risk-weighted assets):						
Bank	46,527	15.67	11,876	4.00	17,814	6.00
Total capital (to risk-weighted assets):						
Bank	49,420	16.64	23,751	8.00	26,689	10.00
December 31, 2005						
Tier 1 capital (to average assets):						
Company	$42,494	12.39%	$13,723	4.00%	N/A	N/A
Bank	42,329	12.37	13,689	4.00	$17,111	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	42,494	15.57	10,914	4.00	N/A	N/A
Bank	42,329	15.56	10,882	4.00	15,984	6.00
Total capital (to risk-weighted assets):						
Company	45,244	16.58	21,828	8.00	N/A	N/A
Bank	45,079	16.57	21,764	8.00	26,460	10.00

As of February 2006, the Federal Reserve Bank amended its rules relative to capital requirements for bank holding companies under $500 million in total assets. As a result, there are no longer regulatory capital requirements for the Company; therefore, the capital ratios are no longer reported.

INVESTMENT PORTFOLIO

Investment Activities. The investment policy of the Company is established and monitored by the Board of Directors. The investment portfolio is structured to follow the guidelines contained within the policy which is designed to provide and maintain liquidity, generate a favorable return without incurring undo interest rate and credit risk and to complement the Bank's lending activities. Certain securities are used to collateralize public fund deposits, Treasury Tax and loan deposits, and REPO deposit accounts. The policy establishes the guidelines for classifying securities as either held to maturity or available for sale. The policy permits investments in various types of liquid assets permissible under applicable regulation. These assets include U.S. Treasury obligations, securities of various federal agencies, certificates of deposits at FDIC insured banks, Federal Home Loan Bank (FHLB) certificates of deposits, federal funds, U.S. Agency mortgage backed securities, and bank qualified general obligation or revenue bonds issued from the State of Oregon or Washington.

At December 31, 2006, the Company's portfolio totaled $51.7 million, primarily consisting of $46.2 million in U.S. agency securities available for sale and $5.5 million in state and municipal bonds held to maturity. The investment portfolio decreased $20.1 million or 28% from 2005, as the Company funded loan growth with called and matured investments. The composition of the portfolio at each respective date is presented in the following tables.

	At December 31,					
	2006		2005		2004	
	Carrying Value	Percent of Total	Carrying Value	Percent of Total	Carrying Value	Percent of Total
			(Dollars in thousands)			
Held-to-Maturity:						
State and municipal securities	$ 5,462	10.57%	$ 7,871	10.97%	$ 9,956	12.31%
Available-for-Sale:						
U.S. Government agency securities	$ 46,204	89.43%	$ 63,863	89.03%	$ 70,947	87.69%
Total Portfolio	$ 51,666	100%	$ 71,734	100%	$ 80,903	100%

The following table sets forth the maturities and weighted average yields of the investment securities in the Company's investment portfolio at December 31, 2006. The average yield shown for obligations of states and political subdivisions is not calculated on a tax-equivalent basis.

	Less Than One Year		One to Five Years		Five to Ten Years		Over Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield*
				(Dollars in thousands)				
Held-to-Maturity:								
State and municipal securities	$ 1,172	4.16%	$ 3,331	4.53%	$ 959	4.30%	–	–
Available-for-Sale:								
U.S. Government agency securities	$ 32,208	4.95%	$ 10,817	4.61%	$ 2,156	5.28%	$ 1,023	5.46%
Total Portfolio	$ 33,380	4.92%	$ 14,148	4.73%	$ 3,115	4.30%	$ 1,023	5.46%

*Yield information is computed using the effective yield on the security and does not give effect to changes in fair value that are reflected as a component of shareholders' equity.

Lending and Credit Management. Interest on loans is the primary source of income for the Company. Net loans represented 69.7% of total assets as of December 31, 2006 as compared to 68.1% at December 31, 2005. The Bank's goal is to serve the credit needs of the communities in which its offices are located. The primary focus for lending is small-to-medium sized businesses, professionals, senior citizens, and individuals. The Bank offers a broad base of loan products. A majority of the Bank's loans are to customers located within the Bank's service areas.

Although the risk of non-payment always exists, the type and level of risk changes with different types of loans. The primary source of repayment is the income generated by a business or by an individual. Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. Collateral provides an additional measure of security. The Bank manages risk in the loan portfolio through its loan policies, underwriting practices and continuing education for the lending professionals it employs.

Concentrations of credit are closely monitored to ensure an acceptable diversification of risk and to help insulate the portfolio from adverse economic conditions. Such factors as economic conditions, liquidity, future outlook and loan demand are considered.

Concentrations are reported quarterly to the board of directors.

Concentrations within the Bank's loan portfolio (includes funded and unfunded) are defined as:

- Loans grouped by a common type of collateral, or product line, in excess of 150% of Bank's Tier 1 capital, or
- Loans grouped by regulatory reporting definitions in excess of 150% of Bank's Tier 1 capital, or
- Loans grouped by industry code (currently SIC codes) in excess of 150% of Bank's Tier 1 capital, or
- Loans of a speculative nature in excess of 100% of Bank's Tier 1 capital.

Loan groups exceeding 300% of Bank's Tier 1 capital (and in particular commercial real estate loans) require additional evaluation, including, but not limited to industry, geographic, and collateral type analysis. Commercial real estate is further broken down to reflect owner occupied and non-owner occupied properties. Any non-owner occupied category that is over 100% of Tier 1 capital is further broken down as to type of property.

The portfolio concentrations as of December 31, 2006 are as follows:

- Commercial loans, funded and unfunded, represent 18% of the Bank's portfolio and 125% of Tier 1 capital. These loans consist of operating lines of credit and non-real estate fixed asset term loans.
- Agriculture loans, funded and unfunded, represents 11% of the Bank's portfolio and 73% of Tier 1 capital. These loans consist of operating loans and non-real estate fixed asset term loans. In addition to these loans we have agriculture real estate loans that represent 5% of the Bank's portfolio and 38% of Tier 1 capital. These loans are for land purchases and in some cases to support operating loans.
- Residential real estate loans, funded and unfunded, represents 7% of the Bank's portfolio and 45% of Tier 1 capital. These loans include 1-4 family first deed of trust and first mortgage loans to consumers.
- Consumer loans, funded and unfunded, represents 5% of the Bank's portfolio and 35% of Tier 1 capital. These loans are term loans and lines of credit for consumer purpose. These loans also include home equity lines of credit.
- The Bank's largest concentration is in commercial real estate. These loans, funded and unfunded, represents 54% of the Bank's loan portfolio and 369% of Tier 1 capital. $80.4 million of these loans are owner occupied which represents 173% of Tier 1 capital, and $87.2 million are in non-owner occupied facilities which represent 188% of Tier 1 capital.
  - Multi-family; which is all non-owner occupied, represents 12% of the commercial real estate portfolio and 64% of Tier 1 capital.
  - RE lessor properties represents 15% of the commercial real estate portfolio and 80% of Tier 1 capital. Approximately 41% is owner occupied and 59% is non-owner occupied.
  - Other real estate/finance represents 16% of the commercial real estate portfolio and 85% of Tier 1 capital. Approximately 44% is owner occupied and 56% is non-owner occupied.
  - Real estate to personal service properties represents 4% of the commercial real estate portfolio and 21% of Tier 1 capital. Approximately 58% is owner occupied and 42% is non-owner occupied.
  - Real estate to professionals represents 6% of the commercial real estate portfolio and 31% of Tier 1 capital. Almost all of these properties are owner occupied.
  - Manufacture, construction, agri-Business, transportation and wholesale properties each represent less than 5% of the commercial real estate and less than 26% of Tier 1 capital. Majority of these loans are owner occupied.

At December 31, the following table sets forth the composition of the Bank's Loan Portfolio by type of loan as of the dates indicated.

	2006		2005		2004		2003		2002	
Type of Loan	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Commercial	$27,810	10.97%	$22,478	9.62%	$21,141	9.87%	$21,765	11.56%	$21,377	11.79%
Agriculture	18,715	7.38%	18,249	7.81%	19,508	9.11%	17,013	9.04%	16,196	8.93%
Real Estate										
Construction	16,647	6.58%	11,049	4.73%	8,200	3.83%	6,586	3.50%	15,474	8.53%
1-4 Family	25,254	9.96%	22,787	9.75%	22,916	10.70%	26,292	13.97%	30,430	16.78%
Multi-family	23,530	9.28%	25,419	10.88%	22,791	10.64%	10,398	5.52%	7,236	3.99%
Commercial	120,614	47.59%	116,180	49.70%	102,623	47.91%	93,594	49.72%	82,202	45.33%
Farmland	17,508	6.91%	14,046	6.01%	13,449	6.28%	9,068	4.82%	4,552	2.51%
Consumer Loans	3,382	1.33%	3,502	1.50%	3,552	1.66%	3,523	1.87%	3,882	2.14%
	253,460	**100.00%**	**233,710**	**100.00%**	**214,180**	**100.00%**	**188,239**	**100.00%**	**181,349**	**100.00%**
Less Deferred fees	(433)		(413)		(439)		(421)		(470)	
Less Allowance	(2,875)		(2,750)		(2,790)		(2,765)		(2,546)	
	$250,152		**$230,547**		**$210,951**		**$185,053**		**$178,333**	

Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectible, or when the principal or interest payment becomes 90 days past due, unless the loan is well-secured and in the process of collection. At December 31, 2006 the Bank had two loans of approximately $187 thousand that was 90 days or more past due and still accruing interest. Management anticipates these loans to be current in early 2007.

The following table shows the contractual maturity of the Bank's gross loans at December 31, 2006. Loans having no stated schedule of repayments and no stated maturity, demand loans, and overdrafts are reported as due in one year or less. Loan balances do not include undisbursed loan proceeds, deferred loan fees and discounts, and allowance for losses on loans. The table does not reflect any estimate of prepayments, which significantly shorten the average life of all loans and may cause the Bank's actual repayment experience to differ from that shown below.

	Within 1 year	After 1 year, but before 5 years	After 5 years, but before 10 years	After 10 years	Total
			(In Thousands)		
Commercial	$9,087	$14,574	$2,413	$1,736	$27,810
Agriculture	14,904	3,420	391	--	18,715
Real Estate					
Construction	6,265	5,603	--	4,779	16,647
1-4 Family	3,034	3,085	4,102	15,033	25,254
Multi-family	--	5,209	8,448	9,873	23,530
Commercial	5,739	5,106	33,124	76,645	120,614
Farmland	5,050	2,126	1,674	8,658	17,508
Consumer Loans	273	2,971	138	--	3,382
TOTAL	**$44,352**	**$42,094**	**$50,290**	**$116,724**	**$253,460**

The following table sets forth the dollar amount of all loans due one year or more after December 31, 2006, which have fixed interest rates and have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
		(In Thousands)	
Commercial	$13,031	$5,692	$18,723
Agriculture	2,327	1,484	3,811
Real Estate			
Construction	248	10,134	10,382
1-4 Family	11,218	11,002	22,220
Multi-family	8,850	14,680	23,530
Commercial	25,970	88,905	114,875
Farmland	1,635	10,823	12,458
Consumer Loans	587	2,522	3,109
TOTAL	**$63,866**	**$145,242**	**$209,108**

Credit Loss Allowance and Provision. The allowance for credit losses has been established to absorb losses inherent in the loan portfolio and is based on continuing quarterly assessments of the estimated probable losses. The Company uses several key factors for assessing the appropriateness of the allowance. The key factors used are:

- The use of formulas for calculating the allowance
- Specific allowances for identified problem loans
- Subjective calculations

Subjective calculations take into consideration such factors as:

- Existing economic and business conditions effecting our market areas
- Loan growth and concentrations
- Credit quality trends
- Recent loss experience
- Specific industry conditions in particular segments of the portfolio
- Interest rate environment
- Duration of the current business cycle

- Bank regulatory examination results
- Internal and external loan examinations

The evaluation of each factor and the overall allowance is based on a continuing assessment of problem loans, historical loss experience, and other factors, including regulatory and economic. The Bank considers historical charge-off levels in addition to existing economic conditions and other factors when establishing the allowance for loan losses.

It is Bank policy that once each quarter, Bank management makes recommendations to the Board regarding the adequacy of the Bank's allowance for credit losses and any provision necessary to increase or decrease the allowance to the recommended level. Management's recommendations are based on an internal loan review process to determine specific potential loss factors on classified loans, risk factor of loan grades, historical loss factors derived from actual net charge-off experience, trends in non-performing loans, and other potential risks in the loan portfolio such as industry concentration, the local economy, and the volume of loans.

Management uses a loan grading system wherein loan officers assign a risk grade to each of their loans at inception and at intervals based on receipt of financial information, renewal, or when there is an indication that a credit may have improved or weakened. The risk grades in the loan portfolio are used in determining a factor that is used in analyzing the adequacy of the allowance for credit losses.

The formula allowance is calculated by applying loss factors to outstanding loans, in each case based on the internal risk grade of those loans or groups of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the calculated allowance. Loss factors are based on the Bank's historical loss experience and other pertinent data and may be adjusted for significant factors that, in management's judgment, affect the collectability of the portfolio as of the evaluation date.

Specific allowances are established where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount calculated by the formula method. At December 31, 2006, the Bank's allowance for credit losses was $2.9 million, or 1.14% of total loans, and 177% of total non-performing assets, compared with an allowance for credit losses at December 31, 2005 of $2.8 million, or 1.18% of total loans, and 125% of non-performing assets. It is the opinion of management that the allowance for credit losses at December 31, 2006 of $2.9 million is adequate.

The Bank's allowance incorporates the results of measuring impaired loans as provided in the Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan", and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". These accounting standards prescribe the measurement, income recognition and guidelines concerning impaired loans.

During the Bank's regular loan review procedures, a loan is considered to be impaired when it is probable that it will be unable to collect all amounts due according to contractual terms of the loan agreement. A loan is usually not considered to be impaired during a period of minimal delay. Such period is generally defined as less than 90 days past due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair market value of collateral if the collateral is dependent. Impaired loans are currently measured at the lower of cost or fair value. Impaired loans are charged to the allowance when management believes, following collection efforts and collateral position, that the borrower's financial condition is such that collection of principal is not probable. Management continues to pursue collection after a loan is charged off until all possibilities for collection have been exhausted. Impaired loans totaled $1,436,000, $2,073,000, and $6,190,000 at December 31, 2006, 2005 and 2004, respectively. (See Note 4 to the consolidated financial statements for more information on impaired loans.)

The following table represents the composition of the allowance for credit loss at December 31:

	2006		2005		2004		2003		2002	
	Amount	% of Total Loans	Amount	% of Total Loans	Amount	% of Total	Amount	% of Total	Amount	% of Total
Commercial	$315	11%	$279	10%	$275	10%	$320	12%	$299	12%
Agriculture	212	7%	227	8%	254	9%	250	9%	227	9%
Real Estate										
Construction	189	7%	138	5%	108	4%	96	3%	217	9%
1-4 Family	286	10%	208	9%	236	11%	320	12%	325	13%
Multifamily	267	9%	235	11%	297	11%	153	5%	101	4%
Commercial	1,368	48%	1,446	50%	1338	48%	1,374	50%	1,158	45%
Farmland	199	7%	175	6%	174	6%	133	5%	64	2%
Consumer	39	1%	42	1%	108	1%	119	4%	155	6%
	$2,875	100%	$2,750	100%	$2,790	100%	$2,765	100%	$2,546	100%

The following table represents information with respect to non-performing loans and other assets at December 31:

	2006	2005	2004	2003	2002
Loans on non-accrual status	$1,436	$2,073	$6,190	$2,164	$130
Accruing loans past due greater than 90 days	187	122	0	12	0
Total non-performing loans	1,623	2,195	6,190	2,176	130
Foreclosed real estate	--	--	--	476	--
Total non-performing assets	$1,623	$2,195	$6,190	$2,652	$130
Allowance for credit losses	$2,875	$2,750	$2,790	$2,765	$2,546
Allowance for credit losses/non-performing assets	177%	125%	45%	104%	1958%
Non-performing loans/total loans	0.64%	0.94%	2.90%	1.16%	0.07%
Non-performing assets/total assets	0.45%	0.65%	1.85%	0.81%	0.04%

The Company has a policy that places loans on nonaccrual status after they become 90 days past due unless the loan is well secured and in the process of collection. The Company may place loans that are not contractually past due or that are fully collateralized on nonaccrual status as a management tool to actively oversee specific loans. Loans on nonaccrual status at December 31, 2006 were approximately $1.4 million, $2.1 million at December 31, 2005, and $6.2 million at December 31, 2004. For the year ending December 31, 2006, the gross income that would have been included in loan interest income, was approximately $414 thousand had non-accrual loans been current in their original terms and outstanding throughout the period. There was no interest on non-accrual loans included in income for the years ending 2006, 2005, and 2004.

Two agricultural loan relationships constitute $1.3 million of the $1.4 million in non-accrual status as of December 31, 2006. One of the agriculture loans, with a balance of about $292 thousand, is fully secured by real estate. The farm operation is going through a Chapter 12 bankruptcy procedure. The Company is fully secured and does not expect a loss. The second agriculture relationship consists of two loans; one in the amount of approximately $625 thousand which is fully secured by agriculture real estate and the other loan is approximately $426 thousand has a 90% Farm Service Agency (FSA) guarantee, but no other collateral support. The Company is exposed on the second loan in the amount of $42 thousand, but expects to get paid in full over the next 18 to 24 months through normal farming operating cash flow. The remaining $93 thousand in non-accrual is a loan on a residential house that is adequately secured by real estate and a foreclosure sale has been set for April 30, 2007. The Company expects no loss on this transaction.

The Company is not aware of any loans continuing to accrue interest at December 31, 2006 that represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources. Material credits about which management is aware of any information that would raise serious doubts as to the ability of such borrowers to comply with the loan repayment terms, have been fully reserved in the allowance for credit losses.

Applicable regulations require that each bank review and classify its assets on a regular basis. In addition, in connection with examinations of banks, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified as loss is considered uncollectible and of such little value that continuance as an asset of the bank is not warranted. When a bank classifies problem assets as either substandard or doubtful, it is required to establish general allowances for credit losses in an amount deemed prudent by management. These allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities and the risks associated with particular problem assets. When a bank classifies problem assets as loss, it charges off the balance of the asset against the allowance for credit losses. Assets which do not currently expose the bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are required to be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FDIC and the State Banking Division which can order the establishment of additional loss allowances.

The aggregate amounts of the Bank's classified loans (as determined by the Bank), and of the Bank's allowances for credit losses at the dates indicated, were as follows at December 31:

	2006	2005	2004	2003	2002
			(In thousands)		
Loss	$ –	$ –	$ –	$ –	$ –
Doubtful	$ –	$ –	$ –	$ –	$ –
Substandard	$2,234	$1,898	$2,003	$2,382	$2,133
Special mention	$2,171	$3,238	$6,740	$6,990	$7,161
Total	**$4,405**	**$5,136**	**$8,743**	**$9,372**	**$9,294**
Allowance for credit losses	$2,875	$2,750	$2,790	$2,765	$2,546

The Bank's classified assets decreased by $.8 million at December 31, 2006, primarily as a result of a $336 thousand increase in loans classified as substandard and a $1.1 million decrease in loans classified as special mention.

Special Mention loans are loans that are currently protected, but have the potential to deteriorate to a Substandard rating. The borrower's financial performance many be inconsistent or below forecast, creating the possibility of liquidity problems and shrinking debt service coverage. The primary source of repayment is still good but there is increasing reliance on collateral or guarantor support. Collectability of the loan is not yet in jeopardy, but there is concern about the timeliness of repayment. Assets in this category are not adversely classified and currently do not expose the Bank to sufficient risk to warrant a substandard classification.

Substandard loans are unacceptable business or individual loans with the normal repayment in jeopardy. The loans are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. There are well defined weaknesses that jeopardize the repayment of the debt.

The following table summarizes transactions in the allowance for credit losses and details the charge-offs, recoveries, and net credit losses by loan category for the last five years.

	2006	2005	2004	2003	2002
			(In Thousands)		
Allowance At Beginning of Period:	**$2,750**	**$2,790**	**$2,765**	**$2,546**	**$2,146**
Provision for Credit Losses	145	155	142	270	624
CHARGE-OFFS:					
Commercial	0	94	39	15	105
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	0	97	0	22	76
Multi-family	0	0	52	0	0
Commercial	0	0	0	0	0
Farmland	0	0	0	0	0
Other	0	0	0	0	0
Consumer	24	11	26	17	56
Total Charge-Offs:	**$24**	**$202**	**$117**	**$54**	**$237**
RECOVERIES:					
Commercial	0	7	0	1	6
Agriculture	0	0	0	0	0
Real Estate	0	0	0	0	0
Construction	0	0	0	0	0
1-4 Family	0	0	0	0	6
Multi-family	0	0	0	0	0
Commercial	0	0	0	0	0
Farmland	0	0	0	0	0
Other	0	0	0	0	0
Consumer	4	0	0	2	1
Total Recoveries	**$4**	**$7**	**$0**	**$3**	**$13**
Net Recoveries (Charge-Offs)	**<20>**	**<195>**	**<117>**	**<51>**	**<224>**
Balance At End Of Period	**$2,875**	**$2,750**	**$2,790**	**$2,765**	**$2,546**
Ratio of Net Charge-Offs to Avg. Loans Outstanding	**0.01%**	**0.08%**	**0.06%**	**0.03%**	**0.13%**

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset-Liability Management and Interest Rate Sensitivity

The Company's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix, and prepayment trends. This is a "balanced position" strategy which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

The following table sets forth the interest rate sensitivity of the Bank's assets and liabilities over various contracted repricing periods and maturities as of December 31, 2006. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those which appear in the table. The following table is based on contracted loan repricing periods and maturities where as previous loan tables in this document are based only on contracted maturities.

DECEMBER 31, 2006 (In thousands)

	Within 90 days	90 days to 12 months	1 year to 5 years	6 years to 15 years	Over 15 Years	Total
INTEREST EARNING ASSETS						
Interest Bearing Deposits and Federal Funds Sold	$ 21,049	--	--	--	--	21,049
Loans	65,724	15,773	96,221	51,920	20,514	250,152
Investments	10,981	22,399	14,147	4,139	--	51,666
TOTAL INTEREST EARNING ASSETS	**$ 97,754**	**$ 38,172**	**$ 110,368**	**$ 56,059**	**$ 20,514**	**$ 322,867**
INTEREST BEARING LIABILITIES						
Demand Deposits	$ 58,514	--	--	--	--	58,514
NOW, Savings & Money Market Deposits	171,580	--	--	--	--	171,580
Time Deposits	16,862	19,106	4,548	--	--	40,516
REPO'S	35,587	--	--	--	--	35,587
Other Borrowings	1,902	--	--	--	--	1,902
TOTAL INTEREST BEARING LIABILITIES	**$ 284,445**	**$ 19,106**	**$ 4,548**	**$ -**	**$ -**	**$ 308,099**
	$ (186,691)	$ 19,066	$ 105,820	$ 56,059	$ 20,514	$ 14,768
CUMULATIVE INTEREST RATE SENSITIVITY GAP	$ (186,691)	$ (167,625)	$ (61,805)	$ (5,746)	$ 14,768	
CUMMULATIVE GAP AS A PERCENT OF TOTAL EARNING ASSETS	-57.82%	-51.92%	-19.14%	-1.78%	4.57%	

On a straight gap measurement of interest rate sensitivity, the Company is asset sensitive. Using the financial model with historical timings and degree of market rate change affecting the components of the balance sheet, the Company is slightly asset sensitive. The Company will see little effect on its equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 2006. Management strives to maintain a balanced interest sensitivity position.

The Company sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

Change in Interest Rates	Net Interest Income
- 300 Basis points	$ (1,537)
- 200 Basis points	$ (1,025)
-100 Basis points	$ (512)
+300 Basis points	$ 792
+200 Basis points	$ 528
+100 Basis points	$ 264

At December 31, 2006, the Company was slightly asset sensitive, meaning that the Company's net interest margin ("NIM") may increase slightly if rates rise and decrease if rates fall. In a rising rate environment, management anticipates that its deposit liability rates will increase at a slower rate due to the company's mix of deposits, high liquidity, and pricing strategies, which should result in an increase in NIM. For the year ending December 31, 2006, the Company's cost of funds was 1.7%.

Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Citizens Bancorp
Corvallis, Oregon

We have audited the consolidated balance sheets of **Citizens Bancorp and Subsidiary** as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of **Citizens Bancorp and Subsidiary** as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Bank adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment,* in fiscal year 2006.

McGladrey & Pullen, LLP

Seattle, Washington
March 19, 2007

Consolidated Balance Sheets

(Dollars in Thousands)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

	2006	2005
Assets		
Cash and due from banks	$17,227	$18,518
Interest bearing deposits in banks	11,709	166
Federal funds sold	9,340	435
Securities available for sale	46,204	63,863
Securities held to maturity (fair value $5,542 and $8,012)	5,462	7,871
Federal Home Loan Bank stock, at cost	905	905
Loans held for sale	53	548
Loans	253,027	233,297
Allowance for credit losses	2,875	2,750
Net loans	**250,152**	**230,547**
Premises and equipment	8,439	7,455
Accrued interest receivable	2,112	1,852
Cash value of life insurance	4,416	4,257
Other assets	3,010	2,483
Total assets	**$359,029**	**$338,900**
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Demand, non-interest bearing	$58,514	$56,608
Savings and interest-bearing demand	171,580	159,678
Time	40,516	37,797
Total deposits	**270,610**	**254,083**
Short-term borrowings	37,489	38,468
Accrued interest payable	100	62
Other liabilities	4,306	3,991
Total liabilities	**312,505**	**296,604**
Commitments and Contingencies	--	--
Shareholders' Equity		
Common stock (no par value); authorized 10,000,000 shares; issued and outstanding: 2006 4,733,644 shares; 2005 4,670,386 shares	30,027	28,938
Retained earnings	16,604	13,606
Accumulated other comprehensive income (loss)	(107)	(248)
Total shareholders' equity	**46,524**	**42,296**
Total liabilities and shareholders' equity	**$359,029**	**$338,900**

See notes to consolidated financial statements.

Consolidated Statements of Income

(Dollars in Thousands, Except Per Share Amounts)

Citizens Bancorp and Subsidiary

Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest and Dividend Income			
Loans	$ 18,687	$ 16,411	$ 13,142
Federal funds sold and deposits in banks	309	75	114
Securities:			
Taxable	2,252	1,622	1,665
Tax-exempt	282	356	417
Other	14	4	3
Total interest and dividend income	**21,544**	**18,468**	**15,341**
Interest Expense			
Deposits	3,885	2,011	964
Short-term borrowings	1,203	1,006	703
Total interest expense	**5,088**	**3,017**	**1,667**
Net interest income	**16,456**	**15,451**	**13,674**
Provision for Credit Losses	145	155	142
Net interest income after provision for credit losses	**16,311**	**15,296**	**13,532**
Non-Interest Income			
Service charges on deposit accounts	1,258	1,438	1,707
Gains on sales of securities available for sale, net	--	--	24
Earnings on life insurance policies	159	156	164
BankCard income	455	1,715	1,719
Mortgage department income	52	96	89
Gain on sale of assets	--	92	291
Other	551	389	434
Total non-interest income	**2,475**	**3,886**	**4,428**
Non-Interest Expense			
Salaries and employee benefits	6,846	6,606	6,435
Occupancy	838	803	854
Furniture and equipment	567	590	609
BankCard expense	77	1,332	1,378
Other	2,058	1,823	1,923
Total non-interest expense	**10,386**	**11,154**	**11,199**
Income before income taxes	**8,400**	**8,028**	**6,761**
Income Taxes	2,941	2,701	2,409
Net income	**$5,459**	**$5,327**	**$4,352**
Earnings Per Share			
Basic	$1.15	$1.12	$0.94
Diluted	1.15	1.11	0.94

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
(Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2006, 2005 and 2004

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 2003	**4,554,242**	**27,155**	**8,385**	**77**	**35,617**
Comprehensive income:					
Net income	--	--	4,352	--	4,352
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	--	--	--	(451)	(451)
Comprehensive income					**3,901**
Cash dividend reinvestment ($15.52 per share)	61,727	958	--	--	958
Cash dividends declared ($.46 per share)	--	--	(2,125)	--	(2,125)
Stock Options exercised	4,091	46	--	--	46
Stock grants	190	4	--	--	4
Balance at December 31, 2004	**4,620,250**	**$ 28,163**	**$ 10,612**	**$ (374)**	**$ 38,401**
Comprehensive income:					
Net income	--	--	5,327	--	5,327
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	--	--	--	126	126
Comprehensive income					**5,453**
Cash dividend reinvestment ($17.37 per share)	31,614	549	--	--	549
Cash dividends declared ($.50 per share)	--	--	(2,333)	--	(2,333)
Options exercised	18,432	211	--	--	211
Stock grants	90	2	--	--	2
Income tax benefit from stock options exercised		13			13
Balance at December 31, 2005	**4,670,386**	**$ 28,938**	**$ 13,606**	**$ (248)**	**$ 42,296**

(continued)
See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2006, 2005 and 2004

	Shares of Common Stock	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance at December 31, 2005	4,670,386	$ 28,938	$ 13,606	$ (248)	$ 42,296
Comprehensive income:					
Net income	--	--	5,459	--	5,459
Other comprehensive income, net of tax:					
Change in fair value of securities available for sale	--	--	--	141	141
Comprehensive income					**5,600**
Cash dividend reinvestment ($17.35 per share)	64,951	1,127	--	--	1,127
Cash dividends declared ($.52 per share)	--	--	(2,461)	--	(2,461)
Stock repurchased	(21,640)	(353)	--	--	(353)
Options exercised	19,827	243	--	--	243
Stock grants	120	2	--	--	2
Stock based compensation recognized in earnings	--	56	--	--	56
Income tax benefit from stock options exercised	--	14	--	--	14
Balance at December 31, 2006	**4,733,644**	**$ 30,027**	**$ 16,604**	**$ (107)**	**$ 46,524**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in Thousands)

Citizens Bancorp and Subsidiary

Years Ended December 31, 2006, 2005 and 2004	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$5,459	$5,327	$4,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	145	155	142
Depreciation and amortization	495	498	514
Originations of loans held for sale	(9,763)	(11,971)	(13,996)
Proceeds of loans held for sale	10,347	11,533	14,120
Gain on sales of loans	(89)	(110)	(124)
Deferred income tax (benefit)	289	45	100
Gains on sales of assets and securities available for sale	--	(92)	(24)
Gains on sales of foreclosed real estate	--	--	50
Gain on sale of branch	--	--	(291)
Earnings on life insurance policies	(159)	(156)	(164)
Stock dividends received	--	(2)	(16)
Net (accretion) amortization of bond premium and discount	(648)	84	486
(Increase) decrease in interest receivable	(260)	(31)	63
Increase (decrease) in interest payable	38	28	(9)
Stock based compensation expense	56	--	--
Other - net	24	551	301
Net cash provided by operating activities	**5,934**	**5,859**	**5,504**
Cash Flows from Investing Activities			
Net (increase) decrease in federal funds sold	(8,905)	5,352	(5,787)
Net (increase) decrease in interest bearing deposits in banks	(11,543)	6,827	(4,812)
Activity in securities available for sale:			
Sales	--	--	30,846
Maturities, prepayments and calls	55,500	35,451	46,900
Purchases	(36,978)	(28,258)	(69,735)
Activity in securities held to maturity:			
Maturities, prepayments and calls	2,425	2,100	2,420
Purchases	--	--	(452)
Purchase of Federal Home Loan Bank stock	--	(292)	(212)
Redemption of Federal Home Loan Bank stock	--	14	--
Increase in loans made to customers, net of principal collections	(19,762)	(19,743)	(25,634)
Purchases of premises and equipment	(1,493)	(436)	(667)
Proceeds from sales of premises and equipment	--	172	6
Investment in state tax credits	(715)	(648)	--
Net cash provided by (used in) investing activities	**(21,471)**	**539**	**(27,127)**
Cash Flows from Financing Activities			
Net increase in deposits	16,527	18,601	33
Net increase (decrease) in short-term borrowings	(979)	(18,691)	5,444
Exercise of stock options	243	211	46
Cash dividends paid	(1,206)	(1,576)	(1,137)
Repurchase of common stock	(353)	--	--
Tax benefit from stock options exercised	14	13	--
Net cash provided by (used in) financing activities	**14,246**	**(1,442)**	**4,386**
Net increase (decrease) in cash and due from banks	**(1,291)**	**4,956**	**(17,237)**
Cash and Due from Banks			
Beginning of year	18,518	13,562	30,799
End of year	**$17,227**	**$18,518**	**$13,562**

(continued)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(concluded) (Dollars in Thousands)

Citizens Bancorp and Subsidiary
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Supplemental Disclosures of Cash Flow Information			
Interest paid	$5,050	$2,989	$1,676
Income taxes paid	2,910	2,720	2,385
Supplemental Disclosures of Non-Cash Investing and Financing Activities			
Fair value adjustment of securities available for sale, net of tax	$141	$126	($451)
Dividend reinvestment	1,127	549	958
Financed sale of foreclosed real estate	--	--	394
Stock grants	2	2	4

See notes to consolidated financial statements.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant intercompany transactions and balances have been eliminated.

Nature of Operations

The Company is a financial holding company which operates primarily through its subsidiary, the Bank. The Bank operates ten branches located in Benton, Lane, Polk, Yamhill and Linn Counties in western Oregon. The Bank provides loan and deposit services to customers who are predominately small- and medium-sized businesses in western Oregon.

Interest Bearing Deposits in Banks

Interest bearing deposits in banks are invested on a daily basis and have next day availability.

Consolidated Financial Statement Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and practices within the banking industry. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for credit losses and the valuation of deferred tax assets and foreclosed real estate.

Certain prior year amounts have been reclassified, with no change to shareholders' equity or net income, to conform to the 2006 presentation. All dollar amounts, except per share information, are stated in thousands.

Bank Owned Life Insurance

The Company has bank-owned life insurance policies ("BOLI") on certain executives. The Company purchased single premium BOLI policies. The premiums are recorded at their cash surrender values. Changes in cash surrender are included in non-interest income.

Securities Available for Sale

Securities available for sale consist of debt securities that the Bank intends to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of shareholders' equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

Securities Held to Maturity

Debt securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

Declines in the fair value of individual securities available for sale and held to maturity below their cost that are other than temporary result in write-downs of the individual securities to their fair value. Such write-downs are included in earnings as realized losses.

Federal Home Loan Bank Stock

The Bank's investment in Federal Home Loan Bank ("FHLB") stock is carried at cost, which approximates fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock. At December 31, 2006, the Bank met its minimum required investment. The Bank may request redemption at par value of any FHLB stock in excess of the minimum required investment; however, stock redemptions are at the discretion of the FHLB.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies *(continued)*

Federal Home Loan Bank Stock *(concluded)*

The Bank, as a member of the FHLB, has entered into credit arrangements with the FHLB under which authorized borrowings are collateralized by the Bank's FHLB stock as well as loans or other instruments which may be pledged. At December 31, 2006 maximum available FHLB borrowings were $31,104,000. At December 31, 2006 the Bank had no borrowings from the FHLB.

Advertising

Costs for advertising and marketing are expensed as incurred.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for credit losses, and any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies *(continued)*

Loans Receivable *(concluded)*

Because some loans may not be repaid in full, an allowance for credit losses is recorded. An allowance for credit losses is a valuation allowance for probable incurred credit losses. The allowance for credit losses is increased by a provision for credit losses charged to expense and decreased by charge-offs (net of recoveries). The allowance is based on ongoing, quarterly assessments of the probable and estimable losses inherent in the loan portfolio. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance and specific allowances.

The formula portion of the general credit loss allowance is established by applying a loss percentage factor to the different loan types. The allowances are provided based on Management's continuing evaluation of the pertinent factors underlying the quality of the loan portfolio, including changes in the size and composition of the loan portfolio, actual loan loss experience, current economic conditions, geographic concentrations, seasoning of the loan portfolio, specific industry conditions, and the duration of the current business cycle. The recovery of the carrying value of loans is susceptible to future market conditions beyond the Company's control, which may result in losses or recoveries differing from those provided. Specific allowances are established in cases where Management has identified significant conditions or circumstances related to a loan that Management believes indicate the probability that a loss has been incurred. Impaired loans consist of loans receivable that are not expected to be repaid in accordance with their contractual terms and are measured using the fair value of the collateral. Smaller balance loans are excluded from this analysis.

The ultimate recovery of all loans is susceptible to future market factors beyond the Company's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Interest income on loans is accrued over the term of the loans based upon the principal outstanding. The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower has the ability to make contractual interest and principal payments, in which case the loan is returned to accrual status.

Mortgage Banking Activities

Mortgage loans originated and intended for sale in the secondary market are reported as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

All loans held for sale are sold into the secondary market, with the servicing released; accordingly, the Company does not service any third-party loans.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at the lower of cost or fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values. Any subsequent reductions in carrying values are charged to income.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies *(continued)*

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets which range from three to thirty-nine years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

Assets are reviewed for impairment when events indicate that their carrying value may not be recoverable. If management determines impairment exits, the assets are reduced with an offsetting charge to expense.

Income Taxes

Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Cash Equivalents and Cash Flows

For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "Cash and due from banks." Cash flows from interest bearing deposits in banks, loans, deposits, and short-term borrowings are reported net.

The Company maintains its cash in depository institution accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of financial instruments disclosed in these consolidated financial statements:

Cash and Due From Banks, Interest Bearing Deposits in Banks and Federal Funds Sold
The carrying amounts of cash, interest bearing deposits in banks, and federal funds sold approximate their fair value.

Securities Available for Sale and Held to Maturity
Fair values for securities are based on quoted market prices.

Federal Home Loan Bank Stock
The carrying value of Federal Home Loan Bank stock approximates its fair value.

Loans
For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. Fair values of loans held for sale are based or their estimated market price.

Deposit Liabilities
The fair value of deposits with no stated maturity date is included at the amount payable on demand. Fair values for fixed rate certificates of deposits are estimated using a discounted cash flow calculation based on interest rates currently offered on similar certificates.

(continued)

Note 1 - Summary of Significant Accounting Policies *(continued)*

Fair Value of Financial Instruments *(concluded)*

Short-Term Borrowings
The carrying amounts of repurchase agreements and other short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Accrued Interest
The carrying amounts of accrued interest approximate their fair values.

Off-Balance-Sheet Instruments
The fair value of commitments to extend credit and standby letters of credit was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the customers. Since the majority of the Company's off-balance-sheet instruments consist of non-fee producing, variable-rate commitments, the Company has determined they do not have a distinguishable fair value.

Earnings Per Share

Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if common shares were issued pursuant to the exercise of options under the Company's stock option plan. Stock options excluded from the calculation of diluted earnings per share because they are antidilutive, represented 34,937 and 37,475 shares in 2006 and 2005, respectively. There were no shares excluded in 2004.

Stock-Based Compensation

In 1999, the Company adopted a qualified incentive stock option plan that allows for grants of incentive stock options to certain employees. The plan authorized a total of 181,460 shares for options. For each stock option grant, the Board of Directors determines and approves option exercise prices, numbers of options granted, vesting periods and expiration dates. Cash was not used to settle any equity instruments previously granted. The Company issues shares from authorized but unissued shares upon the exercise of stock options. The Company does not currently expect to repurchase shares from any source to satisfy such obligations under its stock option plan.

On January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) that requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.

SFAS No. 123(R) supersedes the Company's previous accounting under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company measured compensation cost for options in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition was given to these prior stock options granted at fair market value until they were exercised. Upon exercise, net proceeds, including tax benefits realized, were credited to equity.

SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of income. The Company has adopted the accelerated method for graded vested options which recognizes compensation expense for each vesting tranche over its vesting period.

The Company uses the Black-Scholes option-pricing model to value stock options. The Black-Scholes model requires the use of employee exercise behavior data and the use of a number of assumptions including volatility of the Company's stock price, dividend yield, weighted average risk-free interest rate, and weighted average expected life of the options. There were no options granted during the periods ended December 31, 2006 and 2005.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies *(continued)*

Stock-Based Compensation *(concluded)*

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires adoption as of January 1, 2006, the first day of the Company's 2006 fiscal year. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized under SFAS No. 123(R) for the period ended December 31, 2006 totaled $56 thousand, no tax benefit was realized, and related to currently vesting employee stock options that were granted in prior years. At December 31, 2006, unrecognized stock-based compensation totaled $26 thousand. These costs are expected to be recognized over a weighted average period of 14 months.

As required under SFAS 123(R), the reported net income and earnings per share for the periods ended December 31, 2005 and 2004 have been presented below to reflect the impact had the Company been required to recognize compensation cost based on the fair value at the grant date for stock options. The pro forma amounts are as follows.

(dollars in thousands except per share amounts)	2005	2004
Net income, as reported	$ 5,327	$ 4,352
Less total stock-based employee compensation expense determined under fair value based methods for all qualifying awards	(129)	(183)
Pro forma net income	$ 5,198	$ 4,169
Earnings per share:		
Basic – as reported	$ 1.12	$ 0.94
Basic – pro forma	$ 1.10	$ 0.90
Diluted – as reported	$ 1.11	$ 0.94
Diluted – pro forma	$ 1.09	$ 0.90

The Company's stock compensation plan is more fully described in Note 13.

New Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109". FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that it has taken or expects to take on a tax return. FIN 48 is effective beginning in the first quarter of fiscal year 2007. Management has determined that the provisions of FIN 48 will not materially impact the Company's result of operations or financial condition.

In September 2006, the FASB issued SFAS No. 157, *"Fair Value Measurements"*. This Statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This Statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company does not expect that the adoption of this Statement will have a material impact on its financial position, results of operation and cash flows.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 1 - Summary of Significant Accounting Policies *(concluded)*

New Accounting Pronouncements *(concluded)*

In September 2006, the Securities and Exchange Commission (SEC) announced "Staff Accounting Bulletin No. 108" (SAB 108). SAB 108 addresses how to quantify financial statement errors that arose in prior periods for purposes of assessing their materiality in the current period. It requires analysis of misstatements using both an income statement (rollover) approach and a balance sheet (iron curtain) approach in assessing materiality. It clarifies that immaterial financial statement errors in a prior SEC filing can be corrected in subsequent filings without the need to amend the prior filing. In addition, SAB 108 provides transitional relief for correcting errors that would have been considered immaterial before its issuance. SAB 108 was effective for the year ended December 31, 2006. The adoption of SAB 108 did not have an impact on the Company's accompanying consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 provides entities with an option to report certain financial assets and liabilities at fair value – with changes in fair value reported in earnings – and requires additional disclosures related to an entity's election to use fair value reporting. It also requires entities to display the fair value of those assets and liabilities for which the entity has elected to use fair value on the face of the balance sheet. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 159 may have on its future consolidated financial statements.

In September 2006, the FASB ratified the consensuses reached by the Emerging Issues Task Force (the Task Force) on Issue No. 06-5 (EITF 06-5) *Accounting for the Purchases of Life Insurance – Determining the Amount that Could be Realized in Accordance with FASB Technical Bulletin No. 85-4* (FTB 85-4). FTB 85-4 indicates that the amount of the asset included in the balance sheet for life insurance contracts within its scope should be "the amount that could be realized under the insurance contract as of the date of the statement of financial position." Questions arose in applying the guidance in FTB 85-4 related to whether "the amount that could be realized" should consider 1) any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value and 2) the contractual ability to surrender all of the individual-life policies (or certificates in a group policy) at the same time. EITF 06-5 determined that "the amount that could be realized" should 1) consider any additional amounts included in the contractual terms of the policy and 2) assume the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). Any amount that is ultimately realized by the policy holder upon the assumed surrender of the final policy (or final certificate in a group policy) shall be included in the "amount that could be realized." An entity should apply the provisions of EITF 06-5 through either a change in accounting principle through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-5 are effective for fiscal years beginning after December 15, 2007. Management has not yet completed its evaluation of the impact that EITF 06-5 may have on the Company.

In September 2006, the FASB ratified the consensuses reached by the Task Force on Issue No. 06-4 (EITF 06-4) *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*. A question arose when an employer enters into an endorsement split-dollar life insurance arrangement related to whether the employer should recognize a liability for the future benefits or premiums to be provided to the employee. EITF 06-4 indicates that an employer should recognize a liability for future benefits and that a liability for the benefit obligation has not been settled through the purchase of an endorsement type policy. An entity should apply the provisions of EITF 06-4 either through a change in accounting principle through a cumulative effect adjustment to retained earnings as of the beginning of the year of adoption or a change in accounting principle through retrospective application to all prior periods. The provisions of EITF 06-4 are effective for fiscal years beginning after December 15, 2007. Management has not yet completed its evaluation of the impact that EITF 06-4 may have on the Company.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 2 - Restricted Assets

Federal Reserve Board regulations require that the Bank maintain reserves in the form of cash on hand and deposit balances with the Federal Reserve Bank, based on percentage of deposits. The amounts of such balances for the years ended December 31, 2006 and 2005 were approximately $635 and $2,736, respectively.

Note 3 - Securities

Securities have been classified according to management's intent. The amortized cost of securities and their approximate fair value were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2006				
U.S. Government and agency securities	$46,379	$ 39	($214)	$46,204
December 31, 2005				
U.S. Government and agency securities	$64,269	$ --	($406)	$63,863
Securities Held to Maturity				
December 31, 2006				
State and municipal securities	$5,462	$80	$ --	$5,542
December 31, 2005				
State and municipal securities	$7,871	$146	($5)	$8,012

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2006 and 2005 are summarized as follows:

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2006						
Securities available for sale:						
U.S. Government and agency securities	$ 30,262	$ (145)	$ 8,930	$ (69)	$ 39,192	$ (214)
December 31, 2005						
Securities held to maturity:						
State and municipal securities	$ -	$ -	$ 677	$ (5)	$ 677	$ (5)
Securities available for sale:						
U.S. Government and agency securities	$ 28,202	$ (70)	$ 35,661	$ (336)	$ 63,863	$ (406)

The Company has evaluated these securities and has determined that the decline in the value is temporary. The decline in value is not related to any company or industry specific event. Despite the unrealized loss position of these securities, management has concluded, as of December 31, 2006 that these investments are not other-than-temporarily impaired. This assessment was based on the following factors: i) the length of time and the extent to which the market value has been less than cost; ii) the financial condition and near-term prospects of the issuer; iii) the intent and ability of the Company to retain its investment in a security for a period of time sufficient to allow for any anticipated recovery in market value; and iv) general market conditions which reflect prospects for the economy as a whole, including interest rates and sector credit spreads.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 3 – Securities *(concluded)*

The contractual maturities of securities held to maturity and available for sale at December 31, 2006 are as follows:

	Held to Maturity Amortized Cost	Fair Value	Available for Sale Amortized Cost	Fair Value
Due in one year or less	$ 1,172	$ 1,175	$ 32,375	$ 32,208
Due from one year to five years	3,331	3,382	10,834	10,817
Due from five to ten years	959	985	2,138	2,156
Due over ten years	--	--	1,032	1,023
Total	**$5,462**	**$5,542**	**$46,379**	**$46,204**

Securities carried at approximately $46,048 at December 31, 2006 and $49,032 at December 31, 2005 were pledged to secure public deposits and repurchase agreements, and for other purposes required or permitted by law.

Gross realized gains on sales of securities available for sale were $42 for the year ended December 31, 2004. There were no gross gains realized for the years ending December 31, 2006 and 2005. There were no gross losses realized in the years ending December 31, 2006 or 2005 and $18 in gross losses in 2004.

Note 4 - Loans

Loans at December 31 consist of the following:

	2006	2005
Agriculture	$18,715	$18,249
Commercial	27,810	22,478
Real estate:		
Residential 1-4 family	25,254	22,787
Construction	16,647	11,049
Commercial	120,614	116,180
Farmland	17,508	14,046
Multi-family	23,530	25,419
Consumer	3,382	3,502
	253,460	**233,710**
Less net deferred loan origination fees	433	413
Total loans	**$253,027**	**$233,297**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 4 - Loans *(concluded)*

Changes in the allowance for credit losses for the years ended December 31 are as follows:

	2006	2005	2004
Balance at beginning of year	$2,750	$2,790	$2,765
Provision for credit losses	145	155	142
Charge-offs	(24)	(202)	(117)
Recoveries	4	7	--
Net charge-offs	**(20)**	**(195)**	**(117)**
Balance at end of year	**$2,875**	**$2,750**	**$2,790**

At December 31, 2006 and 2005, the Company had non-accruing loans of approximately $1,436 and $2,073, respectively.

Following is a summary of information pertaining to impaired loans at December 31:

	2006	2005	2004
December 31			
Impaired loans without a valuation allowance	$385	$666	$4,906
Impaired loans with a valuation allowance	1,051	1,407	1,284
Total impaired loans	**$1,436**	**$2,073**	**$6,190**
Valuation allowance related to impaired loans	**$42**	**$101**	**$206**
Years Ended December 31			
Average investment in impaired loans	$1,450	$1,908	$3,525
Interest income recognized on a cash basis on impaired loans	--	--	--

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 5 - Premises and Equipment

The components of premises and equipment at December 31 are as follows:

	2006	2005
Land and buildings	$10,480	$9,830
Furniture and equipment	2,539	2,563
Remodel in progress	42	217
	13,061	**12,610**
Less accumulated depreciation and amortization	4,622	5,155
Total premises and equipment	**$8,439**	**$7,455**

The Bank leases branch premises under operating leases which expire at various dates through January 31, 2020. Rental expense for leased premises was $160, $168 and $205 for 2006, 2005 and 2004, respectively, which is included in occupancy expense.

Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year for future years ending December 31 are as follows:

2007	$140
2008	109
2009	95
2010	85
2011	67
Thereafter	1,221
Total minimum payments required	**$1,717**

Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

Note 6 - Deposits

The composition of deposits at December 31 is as follows:

	2006	2005
Demand deposits, non-interest bearing	$58,514	$56,608
NOW and money market accounts	157,689	144,302
Savings deposits	13,891	15,376
Time certificates, $100,000 or more	16,033	15,134
Other time certificates	24,483	22,663
Total	**$270,610**	**$254,083**

Scheduled maturities of certificates of deposit for future years ending December 31 are as follows:

2007	$34,323
2008	4,421
2009	741
2010	290
2011	741
	$40,516

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 7 - Short-Term Borrowings

Securities sold under agreements to repurchase, federal funds purchased, and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 90 days. The following is a summary of such short-term borrowings for the years ended December 31:

	2006	2005	2004
Average balance during the year	$37,682	$46,782	$50,284
Average interest rate during the year	3.19%	2.15%	1.40%
Maximum month-end balance during the year	$45,509	$57,112	$57,159
Balance at December 31:			
Securities sold under agreements to repurchase	$35,586	$36,590	$55,446
Other	$1,903	$1,878	$1,713
Weighted average interest rate at December 31.	2.47%	1.92%	2.16%

Note 8 - Employee Benefits

The Bank's 401(k) profit sharing plan covers substantially all employees who have completed one year or more of service. Contributions to the 401(k) plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 2006, 2005, and 2004 were $382, $435, and $385, respectively.

The Company has a discretionary bonus plan for all employees. The amount of the bonus paid is determined at the end of the year by the Board of Directors. The Company paid bonuses of $408, $370 and $302 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 9 - Income Taxes

Income taxes are comprised of the following for the years ended December 31:

	2006	2005	2004
Current:			
Federal	$2,522	$2,478	$1,860
State	130	178	449
Deferred tax expense (benefit)	289	45	100
Total income taxes	**$2,941**	**$2,701**	**$2,409**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 9 - Income Taxes *(concluded)*

The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:

	2006		2005		2004	
	Amount	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**	**Amount**	**Percent of Pre-tax Income**
Income tax at statutory rates	$2,940	35.0%	$2,810	35.0%	$2,366	35.0%
Increase (decrease) resulting from:						
Tax-exempt income	(210)	(2.5)	(222)	(2.8)	(161)	(2.3)
State income taxes, net of tax effect	358	4.3	350	4.4	299	4.4
Earnings on life insurance policies	(62)	(.7)	(53)	(.7)	(56)	(.8)
Other	(85)	(1.0)	(184)	(2.3)	(39)	(.5)
Total income tax expense	**$2,941**	**35.1%**	**$2,701**	**33.6%**	**$2,409**	**35.8%**

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:

	2006	2005
Deferred Tax Assets		
Allowance for credit losses	$1,064	$1,017
Deferred compensation	422	322
Oregon Tax Credits	816	510
Other	163	135
Unrealized loss on securities available for sale	68	158
Total deferred tax assets	**2,533**	**2,142**
Deferred Tax Liabilities		
Accumulated depreciation	(171)	(161)
Deferred income	(185)	(177)
Other	(177)	(140)
Total deferred tax liabilities	**(533)**	**(478)**
Net deferred tax assets	**$2,000**	**$1,664**

In 2006 and 2005, the Company purchased Oregon state income tax credits in the amount of $981 and $867 for a cost of $715 and $648, respectively, of which $524 and$214 were used in 2006 and 2005 to reduce current state income tax payable.

Net deferred tax assets are included in other assets on the consolidated balance sheets.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 10 - Commitments and Contingencies

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

	2006	2005
Commitments to extend credit:		
Real estate secured	$7,791	$9,489
Other	59,775	49,064
Total commitments to extend credit	**$67,566**	**$58,553**
Standby letters of credit	$3,302	$3,472

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 50% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

The Bank has a credit facility with the Federal Home Loan Bank of Seattle (FHLB) totaling 15% of assets. There were no borrowings outstanding at December 31, 2006 or 2005.

The Bank has agreements with commercial banks for lines of credit totaling $24,500, of which $12 were used at December 31, 2006. There were no borrowings used at December 31, 2005.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 11 - Significant Concentrations of Credit Risk

Most of the Bank's business activity is with customers located in the state of Oregon. Investments in state and municipal securities involve governmental entities primarily within the states of Oregon and Washington. Loans are generally limited, by state banking regulations, to 15% of the Bank's shareholder's equity, excluding accumulated other comprehensive income (loss), for loans not fully secured by a first lien on real estate, and 25% for loans fully secured by a first lien on real estate.

The Bank has credit risk exposure, including off-balance sheet credit risk exposure, as disclosed in Notes 4 and 10. The ultimate collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. The Bank generally requires collateral on all real estate loans and typically maintains loan to value ratios of no greater than 70% to 80%.

The Bank has a concentration in real estate loans, particularly in commercial real estate loans. These loans require additional evaluation, including, but not limited to industry, geographic, and collateral analysis. Commercial real estate is further broken down to reflect owner occupied and non-owner occupied properties. Any non-owner occupied category that is over 100% of tier 1 capital is further analyzed as to the type of property being taken as collateral.

The contractual amounts of credit related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless. Letters of credit were granted primarily to commercial borrowers.

Note 12 - Cash Dividend Reinvestment Plan

In July 1997, the Company instituted a dividend reinvestment plan which allows for 50% or 100% of the cash dividends to be reinvested in shares of Company common stock based upon shareholder election. Under the plan, 1,732,500 shares are authorized for dividend reinvestment, of which 466,598 shares have been issued through December 31, 2006.

Note 13 - Stock Based Compensation

Employee Stock Option Plan

In 1999, the Company adopted a qualified incentive stock option plan that allows for grants of incentive stock options to certain employees. The plan authorized a total of 181,460 shares for options. For each stock option grant, the Board of Directors determines and approves option exercise prices, numbers of options granted, vesting periods and expiration dates. Cash was not used to settle any equity instruments previously granted. The Company issues shares from authorized but unissued shares upon the exercise of stock options. The Company does not currently expect to repurchase shares from any source to satisfy such obligations under its stock option plan.

On January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2004) that requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors.

SFAS No. 123(R) supersedes the Company's previous accounting under the provisions of SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by SFAS No. 123, the Company measured compensation cost for options in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no accounting recognition was given to these prior stock options granted at fair market value until they were exercised. Upon exercise, net proceeds, including tax benefits realized, were credited to equity.

SFAS No. 123(R) requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of income. The Company has adopted the accelerated method for graded vested options which recognizes compensation expense for each vesting tranche over its vesting period.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 13 - Stock Based Compensation *(continued)*

Employee Stock Option Plan *(continued)*

The Company uses the Black-Scholes option-pricing model to value stock options. The Black-Scholes model requires the use of employee exercise behavior data and the use of a number of assumptions including volatility of the Company's stock price, dividend yield, weighted average risk-free interest rate, and weighted average expected life of the options. There were no options granted during the periods ended December 31, 2006 and 2005.

The Company adopted SFAS No. 123(R) using the modified prospective transition method, which requires adoption as of January 1, 2006, the first day of the Company's 2006 fiscal year. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123(R). Stock-based compensation expense recognized under SFAS No. 123(R) for the period ended December 31, 2006 totaled $55,938, no tax benefit was realized, and related to currently vesting employee stock options that were granted in prior years. At December 31, 2006, unrecognized stock-based compensation totaled $26,031. These costs are expected to be recognized over a weighted average period of 14 months.

The fair value of each option grant is estimated on the date of grant, based on the Black-Scholes option pricing model and using the following weighted-average assumptions:

	2004
Dividend yield	2.66%
Expected life	10 years
Risk-free interest rate	4.17%
Expected volatility	24%

No options were granted in 2006 or 2005. The weighted average fair value of options granted during 2004 was $4.60.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 13 - Stock Based Compensation *(continued)*

Employee Stock Option Plan *(concluded)*

A summary of the status of the Company's stock option plan as of December 31, 2006 is presented below:

	2006	
	Shares	**Weighted Average Exercise Price**
Outstanding at beginning of year	151,651	$14.17
Granted	--	--
Forfeited	(2,940)	16.66
Exercised	(19,827)	12.28
Outstanding at end of year	**128,884**	**$14.40**
Options exercisable at year-end	109,682	$13.88

The total fair value of vested shares for the years ended December 31, 2006, 2005 and 2004 was $437,000, $415,000 and $335,000 respectively.

The following summarizes information about stock options outstanding and exercisable at December 31, 2006:

(Dollars in thousands, except share and per share data)	Year ended December 31, 2006	Year ended December 31, 2005
Intrinsic value of options exercised in the period	$ 105	$ 117
Stock options fully vested and expected to vest:		
Number	116,473	137,047
Weighted avg. exercise price	$ 14.40	$ 14.17
Aggregate intrinsic value	$ 425	$ 518
Weighted avg. remaining term of options	6.2 years	7.0 years
Stock options vested and currently excercisable:		
Number	109,682	108,300
Weighted avg. exercise price	$ 13.88	$ 13.32
Aggregate intrinsic value	$ 457	$ 501
Weighted avg. remaining term of options	5.9 years	6.5 years

Note 13 - Stock Based Compensation *(concluded)*

Stock Bonus Plan

Under the Company's Stock Bonus Plan, 45,365 shares of common stock are authorized for distribution. As of December 31, 2006, 400 shares have been issued under this plan. Employees were awarded stock grants in 2006, 2005 and 2004 of 120, 90 and 190 shares, respectively. Compensation expense for share grants in 2006, 2005 and 2004 was $2, $1, and $3, respectively.

Note 14 - Supplemental Executive Retirement Plan

In October 2001, the Company adopted a Supplemental Executive Retirement Plan (SERP) covering its executive officers. The post-retirement benefit provided by the SERP is designed to supplement a participating officer's retirement benefits from social security, in order to provide the officer with a certain percentage of final average income at retirement age. Compensation expense related to this plan totaled $229, $200 and $247 in 2006, 2005 and 2004, respectively.

Benefits to employees are currently funded by life insurance policies, which had a cash surrender value of $4,416 and $4,257 at December 31, 2006 and 2005, respectively. Liabilities to employees, which will be accrued over their expected time to retirement, were $913 and $687 at December 31, 2006 and 2005, respectively.

In conjunction with the purchase life insurance policies, the Company executed "Endorsement Split Dollar Life Insurance Agreements" with each executive officer covered by the SERP. Pursuant to the agreements, the Company paid the premium on the policy of each officer's life. The Company is the sole owner of the policies and its net surrender value. In the event of an officer's death, the Company will be entitled to receive at a minimum, that amount of the death proceeds equal to the cash surrender value. A portion of the death proceeds will be paid to the officer's designated beneficiary in lieu of the executive supplemental retirement benefit.

Note 15 - Stock Purchase Plan

On July 17, 2001, the board of directors of the Company approved the repurchase of 209,474 of its outstanding shares and on April 15, 2003 approved an additional 207,514 shares, for a total repurchase of 416,988 outstanding shares. Repurchases are made from time to time under the plan. The board's authorization has no expiration date. Total shares available for repurchase under these plans are 215,811 shares at December 31, 2006. The following table provides information about repurchases of common stock.

(Shares and dollars in thousands)	Shares repurchased in period	Cost of shares repurchased	Average cost per share
Year ended 2001	84	$ 869	$ 10.32
Year ended 2002	83	973	11.74
Year ended 2003	12	173	13.83
Year ended 2006	22	353	16.31
Plan to date total	**201**	**$ 2,368**	**$ 11.77**

Note 16 - Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 16 - Regulatory Matters *(concluded)*

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2006, that the Company and the Bank meet all capital requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the table:

	Actual Amount	Ratio	Capital Adequacy Purposes Amount	Ratio	To be Well Capitalized Under Prompt Corrective Action Provisions Amount	Ratio
December 31, 2006						
Tier 1 capital (to average assets):						
Bank	$46,527	13.17%	$14,129	4.00%	$17,661	5.00%
Tier 1 capital (to risk-weighted assets):						
Bank	46,527	15.67	11,876	4.00	17,814	6.00
Total capital (to risk-weighted assets):						
Bank	49,420	16.64	23,751	8.00	26,689	10.00
December 31, 2005						
Tier 1 capital (to average assets):						
Company	$42,494	12.39%	$13,723	4.00%	N/A	N/A
Bank	42,329	12.37	13,689	4.00	$17,111	5.00%
Tier 1 capital (to risk-weighted assets):						
Company	42,494	15.57	10,914	4.00	N/A	N/A
Bank	42,329	15.56	10,882	4.00	15,984	6.00
Total capital (to risk-weighted assets):						
Company	45,244	16.58	21,828	8.00	N/A	N/A
Bank	45,079	16.57	21,764	8.00	26,640	10.00

As of February 2006, the Federal Reserve Bank amended its rules relative to capital requirements for bank holding companies under $500 million in total assets. As a result, there are no longer regulatory capital requirements for the Company; therefore, the capital ratios are no longer reported.

Restrictions on Retained Earnings

At December 31, 2006, there were no restrictions on the Company's or the Bank's retained earnings regarding payment of dividends.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 17 - Condensed Financial Information - Parent Company Only

Condensed Balance Sheets - December 31

	2006	2005
Assets		
Cash	$2,565	$2,548
Investment in Bank	46,420	42,081
Total assets	**$48,985**	**$44,629**
Liabilities and Shareholders' Equity		
Liabilities		
Dividends payable	$2,461	$2,333
Shareholders' Equity	**46,524**	**42,296**
Total liabilities and shareholders' equity	**$48,985**	**$44,629**

Condensed Statements of Income - Years Ended December 31

	2006	2005	2004
Income			
Dividend income from Bank	$2,461	$2,489	$2,329
Expenses			
Amortization and other expense	180	165	143
Income before income tax benefit	**2,281**	**2,324**	**2,186**
Income Tax Benefit	69	60	54
Income before equity in undistributed income of subsidiary	**2,350**	**2,384**	**2,240**
Equity in Undistributed Income of Subsidiary	3,109	2,943	2,112
Net income	**$5,459**	**$5,327**	**$4,352**

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 17 - Condensed Financial Information - Parent Company Only *(concluded)*

Condensed Statements of Cash Flows - Years Ended December 31

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$5,459	$5,327	$4,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiary	(3,109)	(2,943)	(2,112)
Other - net	58	2	4
Net cash provided by operating activities	**2,408**	**2,386**	**2,244**
Cash Flows from Investing Activities			
Investment in Bank	(1,089)	(775)	(1,008)
Cash Flows from Financing Activities			
Cash dividends paid	(1,206)	(1,576)	(1,137)
Exercise of stock options	243	211	46
Repurchase of common stock	(353)	--	--
Tax benefit from stock options exercised	14	13	--
Net cash used in financing activities	**(1,302)**	**(1,352)**	**(1,091)**
Net increase in cash	**17**	**259**	**145**
Cash			
Beginning of year	2,548	2,289	2,144
End of year	**$2,565**	**$2,548**	**$2,289**

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 18 - Fair Value of Financial Instruments

The estimated fair value of the Company's financial instruments at December 31 were as follows:

	2006		2005	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Cash and due from banks, interest bearing deposits in banks	$28,936	$28,936	$18,684	$18,684
Federal funds sold	9,340	9,340	435	435
Securities available for sale	46,204	46,204	63,863	63,863
Securities held to maturity	5,462	5,542	7,871	8,012
Federal Home Loan Bank stock	905	905	905	905
Loans held for sale	53	53	548	548
Loans receivable, net	250,152	255,016	230,547	233,044
Accrued interest receivable	2,112	2,112	1,852	1,852
Financial Liabilities				
Deposits	$270,610	$270,016	$254,083	$251,948
Short-term borrowings	37,489	37,457	38,468	38,516
Accrued interest payable	100	100	62	62

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may either be favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities, and attempts to minimize interest rate risk by adjusting terms of new loans and deposits, and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 19 - Comprehensive Income

Net unrealized gains and losses are as follows for the years ended December 31:

	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
2006			
Unrealized holding gains arising during the year	**$231**	**$90**	**$141**
2005			
Unrealized holding gains arising during the year	**$208**	**$82**	**$126**
2004			
Unrealized holding losses arising during the year	($715)	$279	($436)
Less reclassification adjustments for gains realized in net income	(24)	9	(15)
Net unrealized losses	**($739)**	**$288**	**($451)**

Note 20 - Earnings Per Share Disclosures

Following is information regarding the calculation of basic and diluted earnings per share for the years indicated.

	Net Income (Numerator)	Shares (Denominator)	Per Share Amount
Year Ended December 31, 2006			
Basic earnings per share:	$5,459	4,731,873	$1.15
Effect of dilutive securities:	--	23,676	--
Diluted earnings per share:	$5,459	4,755,549	$1.15
Year Ended December 31, 2005			
Basic earnings per share:	$5,327	4,743,361	$1.12
Effect of dilutive securities:	--	37,155	(0.01)
Diluted earnings per share:	$5,327	4,780,516	$1.11
Year Ended December 31, 2004			
Basic earnings per share:	$4,352	4,616,799	$0.94
Effect of dilutive securities:	--	36,034	--
Diluted earnings per share:	$4,352	4,652,833	$0.94

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 21 - Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2006				
Interest income	$4,896	$5,133	$5,730	$5,785
Interest expense	1,027	1,141	1,418	1,502
Net interest income	**3,869**	**3,992**	**4,312**	**4,283**
Provision for credit losses	48	34	32	31
Noninterest income	590	602	566	717
Noninterest expenses	2,510	2,461	2,555	2,860
Income before income taxes	**1,901**	**2,099**	**2,291**	**2,109**
Income taxes	650	732	786	773
Net income	**$1,251**	**$1,367**	**$1,505**	**$1,336**
Earnings Per Common Share				
Basic	$0.26	$0.29	$0.32	$0.28
Diluted	0.26	0.29	0.32	0.28
Year Ended December 31, 2005				
Interest income	$4,345	$4,452	$4,737	$4,934
Interest expense	588	715	824	890
Net interest income	**3,757**	**3,737**	**3,913**	**4,044**
Provision for credit losses	33	34	41	47
Noninterest income	1,064	1,015	1,055	752
Noninterest expenses	2,760	2,823	2,850	2,721
Income before income taxes	**2,028**	**1,895**	**2,077**	**2,028**
Income taxes	700	615	701	685
Net income	**$1,328**	**$1,280**	**$1,376**	**$1,343**
Earnings Per Common Share				
Basic	$0.29	$0.27	$0.29	$0.27
Diluted	0.28	0.27	0.29	0.27

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 22 – Transactions with Related Parties

Certain directors, their associates and key officers are customers of and have had banking transactions with the Bank. The Bank expects such transactions to continue in the future. All loans and commitments to lend included in such transactions were made in compliance with applicable laws, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and do not involve more than the normal risk of collectibility or present any unfavorable features. Loans outstanding to directors, their associates, and executive officers were as follows for the years ended December 31:

	2006	2005
Balance at beginning of year	3,590	3,933
Loans advanced	3,613	13,556
Loans repaid	2,025	13,899
Balance at end of year	5,178	3,590

All related party loans were current as to principal and interest as of December 31, 2006 and 2005.

Note 23 – Operating Segments

The Company has operating segments which have been aggregated into three reporting segment as provided in SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information".

Management has evaluated the Company's overall operation and determined that its business consists of certain reportable segments for the periods ending December 31, 2006, 2005, and 2004. Our operating segments are aggregated into reportable segments based primarily upon similar economic characteristics, products, services, customers, and delivery methods. These segments are community banking operations, mortgage department services, and treasury services. The following describes these segments:

<u>Community Banking</u> – The principal business activities of this segment are attracting deposits from the general public and originating commercial and real estate loans for small and medium size businesses in the Company's branch market areas. This segment's primary sources of revenue are interest income and fees earned in connection with loans and deposits. This segment's principal expenses consist of interest paid on deposits, personnel, occupancy, and other general expenses.

<u>Mortgage Department</u> – The principal business activities of this segment are to originate, process, underwrite, fund and sell residential 1-4 family real estate loans. A small portion of loans are retained (less than 5 percent of originations) in the department's portfolio. This segment's primary sources of revenues are from interest from retained loans, loan fees, and servicing released premiums. This segment's primary expenses are personnel, occupancy, and other general expenses.

<u>Treasury Services</u> – The treasury function of the Company, although not considered a line of business, is responsible for the management of the investment portfolio, data processing and holding company activities. This segment's primary source of revenue is interest income from the investment portfolio. This segment's primary expenses are personnel expenses, data processing expense, the Company's state and federal income tax expense, and other general and administrative expenses.

The financial results of each segment are derived from the Company's general ledger system. Selected financial information on the Company's segments is presented below for the periods ending December 31, 2006, 2005, and 2004.

(continued)

Citizens Bancorp and Subsidiary
December 31, 2006 and 2005

Note 23 – Operating Segments *(concluded)*

	December 31, 2006			
	Treasury Services	Mortgage Department	Community Banking	Consolidated
Interest income	$ 3,007	$ 388	$ 18,149	$ 21,544
Interest Expense	309	-	4,779	5,088
Net interest income	2,698	388	13,370	16,456
Provision for loan losses	145	-	-	145
Non-interest income	165	52	2,258	2,475
Non-interest expense	5,407	170	4,809	10,386
Income (loss) before income taxes	(2,689)	270	10,819	8,400
Provision for income taxes	2,941	-	-	2,941
Net income (loss)	$ (5,630)	$ 270	$ 10,819	$ 5,459
Assets	$ 96,450	$ 4,820	$ 257,759	$ 359,029
Loans	$ 5	$ 4,798	$ 248,224	$ 253,027
Deposits	$ 1,548	$ -	$ 269,062	$ 270,610

	December 31, 2005			
	Treasury Services	Mortgage Department	Community Banking	Consolidated
Interest income	$ 2,214	$ 303	$ 15,951	$ 18,468
Interest Expense	194	-	2,823	3,017
Net interest income	2,020	303	13,128	15,451
Provision for loan losses	155	-	-	155
Non-interest income	140	96	3,650	3,886
Non-interest expense	5,213	165	5,776	11,154
Income (loss) before income taxes	(3,208)	234	11,002	8,028
Provision for income taxes	2,701	-	-	2,701
Net income (loss)	$ (5,909)	$ 234	$ 11,002	$ 5,327
Assets	$ 95,852	$ 3,179	$ 239,869	$ 338,900
Loans	$ 5	$ 3,166	$ 230,126	$ 233,297
Deposits	$ 882	$ -	$ 253,201	$ 254,083

	December 31, 2004			
	Treasury Services	Mortgage Department	Community Banking	Consolidated
Interest income	$ 2,365	$ 273	$ 12,703	$ 15,341
Interest Expense	601	-	1,066	1,667
Net interest income	1,764	273	11,637	13,674
Provision for loan losses	142	-	-	142
Non-interest income	19	89	4,320	4,428
Non-interest expense	5,173	200	5,826	11,199
Income (loss) before income taxes	(3,532)	162	10,131	6,761
Provision for income taxes	2,409	-	-	2,409
Net income (loss)	$ (5,941)	$ 162	$ 10,131	$ 4,352
Assets	$ 111,082	$ 3,080	$ 220,426	$ 334,588
Loans	$ 6	$ 3,068	$ 210,667	$ 213,741
Deposits	$ 730	$ -	$ 234,752	$ 235,482

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended). Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic filings with the Securities and Exchange Commission. It should be noted that in designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The Company has designed its disclosure controls and procedures to reach a level of reasonable assurance of achieving desired control objectives and, based on the evaluation described above, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at reaching that level of reasonable assurance at the end of such period.

There was no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934, as amended) during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

In response to this Item, the information set forth in the Company's 2007 Annual Meeting Proxy Statement dated March 27, 2007 ("Proxy Statement") under the headings "Information with Respect to Nominees and Other Directors," and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Information regarding "Compliance with Section 16(a) of the Exchange Act" is set forth under the section "Compliance with Section 16(a) Filing Requirements" of the Company's Proxy Statement and is incorporated herein by reference. Information regarding the Company's audit committee financial expert is set forth under the captions "Meetings and Committees of the Board of Directors" in the Proxy Statement is incorporated herein by reference.

Code of Ethics

The Company has adopted a code of ethics for all directors and executive officers including the Company's president and chief executive officer, and the chief financial officer. The Code of Ethics Policy is available on Citizens Bank's website at www.citizensEbank.com. Shareholders may request a free copy of the Code of Ethics Policy from:

Citizens Bancorp
Attention: Shareholder Relations
PO Box 30
Corvallis, OR 97339
(541) 752-5161

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive and director compensation required by this item is set forth under the headings "Executive Compensation" and "Compensation of Directors" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, MANAGEMENT, AND RELATED SHAREHOLDER MATTERS

The information required by this item is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the heading "Certain Relationships and Related Transactions" and "Corporate Governance" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANTS FEES AND SERVICES

The information concerning principal accountant fees and services is set forth under the heading "Independent Registered Public Accounting Firm" in the Proxy Statement and is incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)(1) **Financial Statements**

The financial statements and related documents listed in the Index set forth in Item 8 of this report are filed as part of this report.

(a)(2) **Financial Statement Schedules**

All other schedules to the financial statements required by Regulation S-X are omitted because they are not applicable, not material, or because the information is included in the consolidated financial statements or related notes.

(a)(3) **Exhibit Index**

Exhibit No.	Exhibit
3.1	Amended and Restated Articles of Incorporation (1)
3.2	Bylaws (2)
10.1	Incentive Stock Option Plan (1)
10.2	Stock Bonus Plan (1)
10.3	Dividend Reinvestment Plan (3)
10.4	Deferred Compensation Plan for William V. Humphreys, Sr. (3)
10.5	Executive Supplemental Compensation Agreement and Life Insurance Endorsement Method Split Dollar Plan Agreement for William V. Humphreys, Sr. (4)
10.6	Form of Executive Supplemental Compensation Agreement and Life Insurance Endorsement Method Split Dollar Plan Agreement for William F. Hubel, Steve R. Terjeson, Lark E. Wysham and Scott M. Zimbrick (5)
14	Code of Ethics (6)
21	Subsidiaries, Citizens Bank is the only subsidiary
23	Consent of McGladrey & Pullen PLLP
31.1	Certificate of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certificate of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Chief Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Chief Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference to exhibit 3.1, 10.1 and 10.2 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 2004
(2) Incorporated by reference to exhibit 3.2 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 2002
(3) Incorporated by reference to exhibits 10.1 and 10.3 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 1997
(4) Incorporated by reference to exhibit 10.5 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 2005
(5) Incorporated by reference to exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 2005
(6) Incorporated by reference to exhibit 14 of the Company's Annual Report on Form 10-K for the fiscal year December 31, 2003

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, on the 20th day of March, 2007.

CITIZENS BANCORP
(Registrant)

By: /s/ William V. Humphreys, Sr.
William V. Humphreys, Sr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 20th day of March 2007.

PRINCIPAL EXECUTIVE OFFICER:

/s/ William V. Humphreys, Sr.
William V. Humphreys, Sr., President & CEO

PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER:

/s/ Lark E. Wysham
Lark E. Wysham, Executive Vice President & Chief Financial Officer

DIRECTORS:

/s/ Jock Gibson
Jock Gibson

/s/ William V. Humphreys, Sr.
William V. Humphreys, Sr.

/s/ Rosetta C. Venell
Rosetta C. Venell

/s/ James E. Richards
James E. Richards

/s/ Sidney A. Huwaldt
Sidney A. Huwaldt

/s/ Scott A. Fewel
Scott A. Fewel

/s/ Duane L. Sorensen
Duane L. Sorensen

/s/ Eric C. Thompson
Eric C. Thompson

/s/ Michael E. Butler
Michael E. Butler

EXHIBIT 21

As of December 31, 2006 Citizens Bancorp's only subsidiary was Citizens Bank, an Oregon corporation, which is wholly-owned by Citizens Bancorp.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-81361 of Citizens Bancorp, Inc. on Form S-8 of our report, dated March 19, 2007, appearing in this Annual Report on Form 10-K of Citizens Bancorp for the year ended December 31, 2006.

/s/ McGladrey & Pullen, LLP

Seattle, Washington
March 19, 2007

EXHIBIT 31.1
CERTIFICATION REQUIRED
BY RULES 13a-14(a) AND 15d-14(a) UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

I, William V. Humphreys, Sr., President and Chief Executive Officer of Citizens Bancorp (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) not applicable; c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

Date: March 20, 2007

/s/ William V. Humphreys, Sr.
William V. Humphreys, Sr.
President and Chief Executive Officer

EXHIBIT 31.2
CERTIFICATION REQUIRED
BY RULES 13a-14(a) AND 15d-14(a) UNDER THE
SECURITIES AND EXCHANGE ACT OF 1934

I, Lark E. Wysham, Executive Vice President and Chief Financial Officer of Citizens Bancorp (the "Company"), certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4. The Company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-14(e)) for the Company and we have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including any consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared; b) not applicable; c) evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and d) disclosed in this report any change in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting;

5. The Company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent function): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.

Date: March 20, 2007

/s/ Lark E. Wysham
Lark E. Wysham
Executive Vice President and Chief Financial Officer

EXHIBIT 32.1
CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Citizens Bancorp (the "Company") on Form 10-K for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, William V. Humphreys, Sr., President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ William V. Humphreys, Sr.

William V. Humphreys, Sr.
President and Chief Executive Officer
March 20, 2007.

EXHIBIT 32.2
CERTIFICATION OF CHIEF FINANCIAL OFFICER

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Citizens Bancorp (the "Company") on Form 10-K for the period ending December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Lark E. Wysham, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Lark E. Wysham

Lark E. Wysham
Chief Financial Officer
March 20, 2007

Local people making local contributions 4

As community members ourselves, we're locally focused and locally invested. We serve our communities each day by providing our employees the time and resources to get involved in local events and organizations. Our branch managers enjoy unique freedom in shaping the branch around the local community, and as local residents they are devoted to its welfare.

Our Southern Area branches have shown their local neighbors that no amount of community service is too much. At every level they are committed to investing locally: tellers, new account representatives, loan officers, and branch managers alike have given evenings and weekends to volunteer for charities and local events. Recently, our Junction City and Harrisburg branches joined forces one Saturday to build a house for Habitat for Humanity, leaving a legacy of hope for a family in need. Each week a Citizens Bank employee from another branch reads aloud in area schools as a volunteer for the SMART program, and every year a branch manager scrubs pots and pans for the annual Senior Citizens Thank You Dinner held in his community.

We have put no limits on our commitment to investing in our neighbors. Numerous local students have been sent to Oregon colleges through the efforts of our employees as they work with and support Rotary and 4-H. The future of our children is important and their welfare a priority. That is why two employees from our Southern Area branches each donated a week to volunteer for the 2006 Festival of Trees; a week-long event in early December that raises money for a variety of health services and programs. Over the past 14 years, the Festival of Trees has raised more than $3.5 million to provide health care for children who would otherwise go without medical attention.

At Citizens Bank we encourage our employees to get involved in these local events and organizations. We are proud of our employees, who touch over 250 local organizations throughout the year, ranging from Chambers of Commerce to the Special Olympics of Benton County and the American Cancer Society. As local citizens, they are invested in the welfare of their city and their neighbors. Because we are a part of the community, we keep the benefit of local people and local businesses a priority as we make decisions. Their future is our future.

As we move forward into another year, we are aware that our past success is founded on the consistent fundamentals of good banking and on the relationships we build with people. Citizens Bank is committed to continuing this journey, following the same path, remembering the same fundamentals.

* A wholly owned subsidiary of Citizens Bancorp.

Citizens Bancorp

Board of Directors 2006



ROSETTA C. VENELL
Venell Farms, Inc., Venell Pellets, Inc.,
Mid-Valley Agricultural Products, Inc.
Corvallis, Oregon

ERIC C. THOMPSON
Thompson Timber Company
Corvallis, Oregon

MIKE BUTLER
Future B Homes
Eugene, Oregon

DUANE L. SORENSEN
Retired, Waste Control Systems, Inc.
Corvallis, Oregon

WILLIAM V. HUMPHREYS, SR.
President and CEO, Citizens Bank
Corvallis, Oregon

SIDNEY A. HUWALDT
Western States Insurance Agency, Inc.
McMinnville, Oregon

JOCK GIBSON, CHAIRMAN
Lochmead Dairy, Dari Mart Stores
Junction City, Oregon

SCOTT A. FEWEL
Fewel, Brewer and Coulombe Attorneys at Law
Corvallis, Oregon

JAMES E. RICHARDS
Fisher Implement Company
Albany, Oregon

Executive Officers

WILLIAM V. HUMPHREYS, SR.
President and CEO

LARK E. WYSHAM
Executive Vice President
and Chief Financial Officer

WILLIAM F. HUBEL, JR.
Executive Vice President
and Chief Operating Officer

SCOTT M. ZIMBRICK
Executive Vice President
and Chief Marketing Officer

STEVE R. TERJESON
Executive Vice President
and Chief Lending Officer

Branch Offices

CORVALLIS MAIN OFFICE
275 SW Third St, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

CORVALLIS CIRCLE OFFICE
978 NW Circle Blvd, PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

EAST ALBANY OFFICE
2315 14th Ave SE, PO Box 249
Albany, OR 97321-0074
(541) 967-1992

WEST ALBANY OFFICE
2230 Pacific Blvd SW, PO Box 1007
Albany, OR 97321-3751
(541) 812-6178

PHILOMATH OFFICE
1224 Main St, PO Box 1629
Philomath, OR 97370-1629
(541) 929-3228

MCMINNVILLE OFFICE
455 NE Baker St, PO Box 647
McMinnville, OR 97128-0647
(503) 474-9441

DALLAS OFFICE
583 SE Jefferson St, PO Box 958
Dallas, OR 97338-0958
(503) 623-3119

HARRISBURG OFFICE
230 North 3rd St, Suite 101
Harrisburg, OR 97446-9679
(541) 995-4699

JUNCTION CITY OFFICE
955 Ivy St, PO Box 399
Junction City, OR 97448-0399
(541) 998-8734

SPRINGFIELD OFFICE
2073 Olympic St, Suite 100
PO Box 699
Springfield, OR 97477-0126
(541) 746-5240

Services

TRANSFER AGENT
SHAREHOLDER RELATIONS
Citizens Bancorp
275 SW Third St
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

XPRESS PHONE BANKING
1-800-577-1778
Corvallis local calling area:
766-2255

MORTGAGE DEPARTMENT
275 SW Third St
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

MERCHANT SERVICES
PO Box 30
Corvallis, OR 97339-0030
(541) 752-5161

INVESTMENT SERVICES
PROVIDED BY
Raymond James Financial Services, Inc
Kelly Stepp
Financial Advisor
310 NW 5th St, Suite 108
Corvallis, OR 97330
(541) 753-4222

David I. Cudo
Financial Advisor
310 NW 5th St, Suite 203
Corvallis, OR 97330
(541) 758-0290 • 800-285-2836

Internet Site

www.citizensEbank.com

END